Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER
dated as of
June 26, 2011
among
METROPOLITAN HEALTH NETWORKS, INC.,
CAB MERGER SUB, INC.
and
CONTINUCARE CORPORATION

i

ii

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of June 26, 2011, by and among METROPOLITAN HEALTH NETWORKS, INC., a Florida corporation (“Parent”), CAB MERGER SUB, INC., a Florida corporation and a wholly-owned Subsidiary of Parent (“Merger Subsidiary”), and CONTINUCARE CORPORATION, a Florida corporation (the “Company”).

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Merger Subsidiary shall merge with and into the Company with the Company surviving the Merger, pursuant to which each outstanding share of Company Common Stock shall be canceled and converted into the right to receive the Merger Consideration, except for shares of Company Common Stock to be canceled pursuant to Section 1.02(b), except for Dissenting Shares;

WHEREAS, the Company Board has authorized and adopted this Agreement and resolved that this Agreement and the Merger, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of Florida Law, are advisable, fair to and in the best interests of the Company;

WHEREAS, the Parent Board has authorized and adopted this Agreement and resolved that this Agreement and the Merger, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of Florida Law, are advisable and in the best interests of Parent;

WHEREAS, the board of directors of Merger Subsidiary has authorized and adopted this Agreement;

WHEREAS, as inducement and a condition to Parent’s willingness to enter into this Agreement, Parent and certain of the Company’s shareholders have entered into a voting agreement, dated as of the date hereof (the “Voting Agreement”), pursuant to which the Company’s shareholders party thereto have agreed, among other things, to vote the shares of Company Common Stock held by them, in favor of the Merger and the adoption of this Agreement;

WHEREAS, the Company Board, as of the date hereof, has resolved to recommend that the holders of Company Common Stock vote to approve the Merger and this Agreement upon the terms and subject to the conditions set forth in this Agreement; and

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1

THE MERGER

Section 1.01.  The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Florida Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b) Subject to the provisions of Article 8, the closing of the Merger (the “Closing”) shall take place at the offices of Greenberg Traurig, P.A., 333 Avenue of the Americas, Suite 4400, Miami, Florida, as soon as possible, but in any event no later than three Business Days after the date the conditions set forth in Article 8 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree (the “Closing Date”).

(c) Upon the Closing, the Company and Merger Subsidiary shall cause the Merger to be consummated by filing articles of merger (the “Articles of Merger”) with the Secretary of State of the State of Florida, in such form as is required by, and executed in accordance with, the relevant provisions of Florida Law. The Merger shall become effective at such time (the “Effective Time”) as the Articles of Merger are duly filed with the Secretary of State of the State of Florida (or at such later time as permitted by Florida Law as Parent and the Company shall agree and shall be specified in the Articles of Merger).

(d) The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of Florida Law. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, the Surviving Corporation shall possess all the properties, rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Florida Law.

Section 1.02.  Conversion of Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Subsidiary or the holders of any shares of Company Common Stock or any shares of capital stock of Parent or Merger Subsidiary:

(a) except as otherwise provided in Section 1.02(b), or Section 1.04, each share of Company Common Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive a combination of (i) 0.0414 of a validly issued, fully paid and nonassessable share of Parent Common Stock (such per share amount, the “Stock Consideration”) and (ii) $6.25 in cash, without interest (such per share amount, the “Cash Consideration” and, together with the Stock Consideration and any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 1.06(b), the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) and each uncertificated share of Company Common Stock (an “Uncertificated Share”) which immediately prior to the Effective Time was registered to a holder on the stock transfer books of the Company, shall thereafter represent only the right to receive the Merger Consideration;

(b) each share of Company Common Stock held by the Company or any of its wholly-owned Subsidiaries or owned by Parent or any of its wholly-owned Subsidiaries immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto;

(c) each share of capital stock of Parent outstanding immediately prior to the Effective Time shall remain outstanding and shall not be affected by the Merger; and

(d) each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 1.03.  Surrender and Payment.

(a) Prior to the Effective Time, Parent shall appoint a commercial bank or trust company that is reasonably satisfactory to the Company (the “Exchange Agent”) for the purpose of paying the Merger Consideration to the holders of Company Common Stock and shall enter into an Exchange Agent Agreement that is reasonably satisfactory to the Company with the Exchange Agent. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit (from and after the Effective Time) of the holders of shares of Company Common Stock, for payment and exchange in accordance with this Section 1.03 through the Exchange Agent, (i) book-entry shares (which, to the extent subsequently requested, shall be exchanged for certificates) representing the total number of shares of Parent Common Stock issuable as Stock Consideration and (ii) cash sufficient to pay the aggregate Cash Consideration. In addition, Parent shall deposit, or cause to be deposited, with the Exchange Agent, from time to time as needed, cash sufficient to make payments in lieu of fractional shares payable pursuant to Section 1.06(b) and to pay any dividends or other distributions payable pursuant to Section 1.03(f). All book-entry shares and cash deposited with the Exchange Agent pursuant to this Section 1.03(a) shall herewith be referred to as the “Exchange Fund”. Promptly after the Effective Time (and in any event within two Business Days following the Closing Date), Parent shall send, or shall cause the Exchange Agent to send, to each Person who was, immediately prior to the Effective Time, a holder of record of shares of Company Common Stock entitled to receive payment of the Merger Consideration pursuant to Section 1.02(a) a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such payment.

(b) Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Common Stock represented by a Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) The stock transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. If, after the Effective Time, Certificates or Uncertificated Shares are presented to Parent, the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and converted into the right to receive only the Merger Consideration to the extent provided for, and in accordance with and subject to the procedures set forth, in this Article 1.

(e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 1.03(a) that remains unclaimed by the holders of shares of Company Common Stock six months after the Effective Time shall be delivered to Parent or otherwise on the instruction of Parent, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 1.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration, in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Common Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time, and no payment in lieu of fractional shares pursuant to Section 1.06(b), will be paid to the holders of any unsurrendered Certificates or Uncertificated Shares with respect to the shares of Parent Common Stock issuable upon surrender thereof until the holder of such Certificates or Uncertificated Shares shall surrender such Certificates or Uncertificated Shares in accordance with the terms of this Section 1.03. Subject to Applicable Law, promptly following the surrender of any such Certificates or Uncertificated Shares, the Exchange Agent shall deliver to the holders thereof, without interest, any dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Parent Common Stock and, at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

Section 1.04.  Dissenting Shares.  Notwithstanding any provision in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such shares in accordance with Sections 607.1301 through 607.1333 of Florida Law (collectively, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration. From and after the Effective

Time, a holder of Dissenting Shares shall not have, and shall not be entitled to exercise, any of the voting rights or other rights of a holder of shares of the Surviving Corporation. If, after the Effective Time, such holder fails to perfect, withdraws or loses the right to appraisal under Section 607.1302 of Florida Law, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 1.05.  Stock Options.

(a) Stock Plan.  Prior to the Effective Time, the Company shall take all reasonable actions (including obtaining any necessary determinations and/or resolutions of the board of directors of the Company (the “Company Board”) or a committee thereof and amending the Stock Plan) to terminate the Stock Plan without any further liability on the part of the Company, the Surviving Corporation, Parent or any of their respective Subsidiaries.

(b) Options.  Prior to the Effective Time, the Company shall take all reasonable actions (including obtaining any necessary determinations and/or resolutions of the Company Board or a committee thereof) to provide that each outstanding Company Stock Option, whether or not then exercisable or vested, shall become fully vested and be cancelled pursuant to the terms of the Stock Plan in exchange for the right to receive the Option Consideration (including without limitation the delivery by the Company of a written “cancellation notice” to each holder of a Company Stock Option no later than 30 days prior to the Effective Time). At the Effective Time, each outstanding Company Stock Option, whether or not then exercisable or vested, shall become fully vested and be cancelled in exchange for the right to receive, as soon as reasonably practicable after the Effective Time, an amount in cash equal to the product of (A) the total number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, multiplied by (B) the excess, if any, of (x) $6.45 over (y) the exercise price per share of Company Common Stock subject to such Company Stock Option, without interest and less any applicable taxes required to be withheld with respect to such payment (the “Option Consideration”). As used herein, the term “Company Stock Option” shall mean any outstanding option to purchase shares of Company Common Stock granted under the Stock Plan or otherwise. As of the Effective Time, each Company Stock Option for which the exercise price per share of Company Common Stock exceeds the Merger Consideration (based on a valuation of the Stock Consideration as set forth in clause (x) of Section 1.05(b)) shall be canceled and have no further effect, with no right to receive any consideration therefor. As of the Effective Time, all other Company Stock Options shall no longer be outstanding and shall automatically cease to exist and shall become only the right to receive the Option Consideration described in this Section 1.05(b), and, without limiting the foregoing, the Company Board or the appropriate committee thereof shall take all necessary action to effect such cancellation.

Section 1.06.  Adjustments; Fractional Shares.

(a) If, during the period between the date of this Agreement and the Effective Time (i) any change in the outstanding shares of Company Common Stock shall occur, as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the Merger Consideration or any such other amounts payable pursuant to this Agreement or (ii) any change in the outstanding shares of Parent Common Stock shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period, the Stock Consideration pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the Stock Consideration payable pursuant to this Agreement. Nothing in this Section 1.06(a) shall be construed to limit any restrictions that may arise under other provisions of this Agreement on actions of the Company, Parent or any of their respective Subsidiaries that would cause such an adjustment.

(b) No certificates or scrip representing fractional shares of Parent Common Stock or book-entry credit of same will be issued upon the surrender for exchange of shares of Company Common Stock, but in lieu thereof each holder of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common

Stock upon surrender for exchange of Company Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive an amount of cash (rounded up to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the average closing price, rounded to the nearest one-tenth of a cent, of Parent Common Stock as reported by the NYSE Amex for the five trading days immediately preceding the Closing Date. Payment shall occur as soon as practicable after the determination of the amount of cash, if any, to be paid to each former holder of Company Common Stock with respect to any fractional shares and following compliance with the surrender and payment procedures set forth in Section 1.03 and in the letter of transmittal. No dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional shares and such fractional share interest shall not entitle the owner thereof to any rights of a shareholder of Parent.

Section 1.07.  Withholding Rights.  Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any Applicable Law, including federal, state, local or foreign Tax law, and if any such amounts are deducted and withheld, Parent shall, or shall cause the Surviving Corporation to, as the case may be, timely pay such amounts to the appropriate Governmental Authority. If the Exchange Agent, Parent or the Surviving Corporation, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which the Exchange Agent, Parent or the Surviving Corporation, as the case may be, made such deduction and withholding.

Section 1.08.  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct (or in such customary amount as the Exchange Agent may direct in accordance with its standard procedures), as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate, as contemplated by this Article 1.

ARTICLE 2

THE SURVIVING CORPORATION

Section 2.01.  Articles of Incorporation.  The articles of incorporation of the Company in effect at the Effective Time shall be the articles of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

Section 2.02.  Bylaws.  The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

Section 2.03.  Directors and Officers.  From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Merger Subsidiary at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company SEC Documents filed with or furnished to the SEC by the Company on or after May 5, 2011 and publicly available prior to the date of this Agreement (but excluding any risk factor section, any disclosures in any section relating to forward looking statements and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or (ii) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 3.01.  Corporate Existence and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Florida and has all corporate powers required to carry on its business as conducted as of the date hereof. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of the Organizational Documents of the Company as in effect on the date of this Agreement.

Section 3.02.  Corporate Authorization.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements and, subject to receipt of the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock in connection with the consummation of the Merger (the “Company Shareholder Approval”), to perform its obligations under this Agreement and the Ancillary Agreements and to consummate the Merger and the other transactions contemplated hereby and thereby. This Agreement and each Ancillary Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) The Company Shareholder Approval is the only vote of the holders of any of the Company’s capital stock necessary to consummate the Merger and the other transactions contemplated by this Agreement.

(c) At a meeting duly called and held, the Company Board has unanimously (i) determined that this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby are advisable, fair to and in the best interests of the Company, (ii) approved, adopted and declared advisable this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, and (iii) directed that this Agreement be submitted to the Company’s shareholders and resolved to recommend approval and adoption of this Agreement by the Company’s shareholders (such recommendation, the “Company Board Recommendation”).

Section 3.03.  Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements and the consummation by the Company of the transactions contemplated hereby and thereby require no action by or in respect of, filing with, or notice to, any Governmental Authority, in each case by the Company and/or any of its Subsidiaries, other than (a) as disclosed in Section 3.03(a) of the Company Disclosure Schedule, (b) the filing of the Articles of Merger with the Florida Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (c) compliance with any applicable requirements of the HSR Act and under any comparable merger control laws of foreign jurisdictions, if applicable (the consents, approvals orders, authorizations, registrations, declarations and filings required under or in connection with any of the foregoing clauses (a), (b) and (c) above, the “Required Governmental Authorizations”), (d) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable U.S. state or federal securities laws, (e) compliance with any requirements of the NYSE applicable to the Company before the Effective Time, and (f) any actions, filings or notices the absence of which has not had and would not reasonably be expected to have a Material Adverse Effect on the Company or materially delay or impair the ability of the Company to perform its material obligations or consummate the transactions contemplated by this Agreement.

Section 3.04.  Non-contravention.  Except as set forth on Section 3.04 of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of the Company or any of its Subsidiaries, (b) assuming compliance with the matters referred to in Section 3.03(a) through Section 3.03(e), contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 3.03(a) through Section 3.03(e), require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, except for such contraventions, conflicts and violations referred to in clause (b), such failures to obtain any such consent or other action referred to in clause (c), and such defaults, terminations, cancellations, accelerations, changes, losses or Liens referred to in clauses (c) and (d), that would not reasonably be expected to have a Material Adverse Effect on the Company or materially delay or impair the ability of the Company to perform its obligations or consummate the transactions contemplated by this Agreement.

Section 3.05.  Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock. Other than the Company Common Stock and 1,000,000 shares of preferred stock of the Company, there are no shares of capital stock authorized, issued or outstanding. As of May 31, 2011, there were outstanding 60,638,266 shares of Company Common Stock, and (ii) Company Stock Options to purchase an aggregate of 6,737,584 shares of Company Common Stock (of which Company Stock Options to purchase an aggregate of 4,466,494 shares of Company Common Stock were exercisable). All outstanding shares of Company Common Stock have been, and all shares of Company Common Stock that may be issued pursuant to any Stock Plan or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are fully paid and nonassessable. No Subsidiary of the Company owns any shares of capital stock of the Company. Section 3.05(a) of the Company Disclosure Schedule contains a complete and correct list of each outstanding Company Stock Option, including with respect to each such option the holder, date of grant, exercise price, vesting schedule and number of shares of Company Common Stock subject thereto.

(b) There are outstanding no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote. Except as set forth in Section 3.05(a) of the Company Disclosure Schedule and for changes since March 31, 2011 resulting from the exercise of Company Stock Options outstanding on such date, there are no issued, reserved for issuance or outstanding: (i) shares of capital stock or other voting securities of or other ownership interest in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interest in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligations of the Company to issue, any capital stock, other voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interest in the Company or (iv) restricted shares, stock appreciation rights, performance units, restricted stock units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities of or ownership interests in, the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

Section 3.06.  Subsidiaries.

(a) Section 3.06(a) of the Company Disclosure Schedule sets forth a true and complete list of the name, jurisdiction of organization and equity owner(s) of each Subsidiary of the Company. Each Subsidiary of the Company indicated in Section 3.06(a) of the Company Disclosure Schedule is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers, as applicable, required to carry on its business as conducted as of the date hereof. Each such Subsidiary is duly licensed or qualified to do business as a foreign corporation or other entity, as applicable, and is in good standing in each jurisdiction in which the nature of the business transacted by it or the character of the properties owned or leased by it requires such licensing or qualification, except where the failures to be so licensed or qualified have not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company.

(b) Except as set forth in Section 3.06(a) of the Company Disclosure Schedule, all of the outstanding capital stock of, or other voting securities or ownership interests in, each Subsidiary of the Company, is owned by the Company or a wholly-owned Subsidiary of the Company, if applicable, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests) except for Permitted Liens. There are no issued, reserved for issuance or outstanding (i) Company Securities or securities of any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities of or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, restricted stock units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities of or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except as set forth in Section 3.06(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Subsidiary Securities.

Section 3.07.  SEC Filings and the Sarbanes-Oxley Act.

(a) The Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since July 1, 2008 (all reports, schedules, forms, statements, prospectuses, registration statements and other documents filed or furnished by the Company since July 1, 2008, including those filed or furnished subsequent to the date of this Agreement, collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such subsequent filing), each Company SEC Document complied as to form in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder, as the case may be.

(c) As of its respective filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) The Company is in compliance with, and has complied since July 1, 2008, in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE Amex or the NYSE, as applicable.

(f) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and all such material information is made known to the Company’s principal executive officer and principal financial officer.

(g) The Company and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the 1934 Act) (“internal controls”), including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Company Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries that could have a material effect on the financial statements. Section 3.07(g) of the Company Disclosure Schedule sets forth, based on the Company’s most recent evaluation of internal controls prior to the date of this Agreement, to the Company’s auditors and audit committee (x) any “significant deficiencies” and “material weaknesses” (as such terms are defined by the Public Company Accounting Oversight Board) in the design or operation of internal controls which would be reasonably expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, known to management, that involves management or other employees who have a significant role in internal controls.

(h) Since July 1, 2008, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE Amex or the NYSE, as applicable, and the statements contained in any such certifications were when made complete and correct. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(i) Since July 1, 2008, to the Knowledge of the Company, no executive officer or director of the Company has received or otherwise had or obtained knowledge of, and to the Knowledge of the Company, no auditor, accountant, or representative of the Company has provided written notice to the Company or any executive officer or director of, any substantive complaint or allegation that the Company or any of its Subsidiaries has engaged in improper accounting practices. Since July 1, 2008, to the Knowledge of the Company, no attorney representing the Company or any of its Subsidiaries has reported to the current Company Board or any committee thereof or to any current director or executive officer of the Company evidence of a material violation of United States or other securities laws or breach of fiduciary duty by the Company or any of its executive officers or directors.

(j) Since July 1, 2008, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any proposed transactions as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act and that was not so disclosed.

Section 3.08.  Financial Statements.  The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in accordance with GAAP (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements).

Section 3.09.  Disclosure Documents.  The information supplied by the Company or through its counsel specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented, and at the time it becomes effective under the 1933 Act, not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading or (b) the Proxy Statement at the time the Proxy Statement (and any amendment or supplement thereto) is first sent or given to the holders of Company Common Stock and at the time of the Company Shareholder Meeting, not contain any untrue statement of material fact or omit to state any material fact required to be stated

therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement (and any amendment or supplement thereto), will, when filed with the SEC and distributed or disseminated, as applicable, comply as to form in all material respects with the applicable requirements of the 1934 Act.

Section 3.10.  Absence of Certain Changes.  (a) Since March 31, 2011 through the date of this Agreement, except as expressly contemplated by this Agreement, the business of the Company and its Subsidiaries taken as a whole has, in all material respects, been conducted in the ordinary course consistent with past practices and there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, without Parent’s consent, would constitute a material breach of Section 5.01.

(b) Since March 31, 2011, there have been no changes, effects, developments or events that have had or would reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.11.  No Undisclosed Material Liabilities; No Intercompany Loans.  There are no liabilities of the Company or any of its Subsidiaries of any nature (whether absolute, accrued, known, unknown, contingent or otherwise) that would be required by GAAP to be reflected or reserved against on a balance sheet that are not so reflected or reserved on the Company Balance Sheet other than (i) liabilities reflected or reserved against on the Company Balance Sheet or the Company’s most recent audited consolidated financial statements and most recent unaudited consolidated interim financial statements or the notes thereto, (ii) liabilities incurred in connection with the negotiation, execution, delivery or performance of this Agreement or the Ancillary Agreements or consummation of the transactions contemplated hereby or thereby, and (iii) liabilities or obligations that have not had and would not reasonably be expected to have a Material Adverse Effect on the Company. Except as set forth on Section 3.11 of the Company Disclosure Schedule, there are no intercompany loans or borrowings between (i) the Company and any Subsidiary of the Company or (ii) between one or more Subsidiaries of the Company.

Section 3.12.  Litigation.  Except as set forth in Section 3.12 of the Company Disclosure Schedule, as of the date of this Agreement, there is no Proceeding or, to the Knowledge of the Company, investigation or inquiry, pending against or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that challenges or seeks to enjoin the transactions contemplated by this Agreement. There are no Proceedings or, to the Knowledge of the Company, investigations or inquiries, pending against or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or to the Knowledge of the Company, any present or former Employee of the Company or any of its Subsidiaries in his or her capacity as such that have or would reasonably be expected to have a Material Adverse Effect on the Company. There are no Orders outstanding against or involving the Company or any of its Subsidiaries or any present or former Employee of the Company or any of its Subsidiaries in his or her capacity as such, that have or would reasonably be expected to have a Material Adverse Effect on the Company, or are or would reasonably be expected to prevent or enjoin any of the transactions contemplated by this Agreement.

Section 3.13.  General Compliance With Applicable Law; Other Governmental and Healthcare Matters.

(a) The Company, its Subsidiaries, and their operations are in compliance with Applicable Law, Orders, and Regulations, including without limitation such administered by AHCA, CMS and other Governmental Authorities in each jurisdiction where the Company and its Subsidiaries conduct business, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect on the Company. Without limiting the foregoing, the Company, its Subsidiaries, and their directors, officers, managers (or any similar Person), employees, and, to the Company’s Knowledge, agents and contractors, have not engaged in any activities with respect to or on behalf of the Company which are prohibited under, and in such capacity have acted in compliance with, the (i) the False Claims Act, 31 U.S.C. §§3729 et seq, and any similar state law; (ii) the Civil Monetary Penalties Law, 42 U.S.C. §1320a 7a, and any similar state law; (iii) the Federal and any applicable state anti-kickback statutes, including, but not limited to, 42 U.S.C. §1320a 7b and Articles 456.054 and 817.505, Florida Statutes; (iv) Federal or state referral laws, including, but not limited to, 42 U.S.C. §1395nn and Section and 456.053, Florida Statutes; (v) any other Federal or state statute of general applicability to health care fraud or governing or regulating the management of health care providers; (vi) all Medicare and Medicaid statutes and Regulations related to Medicare and Medicaid; (vii) all Health Benefits Laws and HIPAA, except in each case, where such act or failure to act has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company. There are no Proceedings nor, to the Knowledge of the Company, has any Proceeding been threatened against the Company or any of its Subsidiaries in connection with the foregoing Applicable Law, Regulations or Orders related thereto. Neither the Company nor any Subsidiary has been given written notice of, and to the Knowledge of the Company, neither the Company nor any Subsidiary is under (or threatened with) any investigation or inquiry with respect to any violation of, or under any obligation to take remedial action ordered by any Governmental Authority concerning, any Applicable Law, Company Permit, Order or Regulation which would reasonably be expected to have a Material Adverse Effect on the Company.

(b) The Company and each of its Subsidiaries hold all material governmental licenses, authorizations, permits, consents, approvals, certificates of need, registrations, variances, exemptions and orders necessary for the operation of the business of the Company and its Subsidiaries (the “Company Permits”). The Company and each of its Subsidiaries are in compliance with the terms of the Company Permits except for failures to comply or violations that have not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

(c) Except as set forth on Section 3.13(c) of the Company Disclosure Schedule, since July 1, 2008, neither the Company nor any Subsidiary has received any written notice from any Governmental Authority of (i) any actual or suspected violation of any Applicable Law, Regulations or Orders pertaining to any Company Permit or any failure to comply with any term or requirement of any Company Permit or (ii) any revocation, withdrawal, suspension, cancellation, termination or modification of any Company Permit, other than notices related to any such matters that have been cured and for which the Company and its Subsidiaries have no further liability (contingent or otherwise) or which would reasonably be expected to have a Material Adverse Effect on the Company.

(d) Except as set forth in Section 3.13(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (other than Seredor Corporation and its Subsidiaries) is a party to any agreement with CMS, AHCA or any other similarly situated federal or state health care related regulatory agency (“Governmental Contracts”).

(e) Neither the Company, any of its Subsidiaries, nor any of their directors, officers or, to the Knowledge of the Company, employees, (i) have ever been, or received notice that they will be, excluded or suspended from participation in, or (ii) been sanctioned by, any state or federal health care program, including the Medicare and Medicaid programs except where such sanctions would not reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.14.  Providers and Provider Contracts.

(a) Section 3.14(a)of the Company Disclosure Schedule contains a true and complete list of all Contracts between the Company (which as used in this Section 3.14(a) includes any Subsidiary) and any provider of health care services, including without limitation any physician (other than physicians that are either an employee of the Company or an independent physician affiliate of the Company), hospital, pharmacy, pharmacy benefit management, ancillary service provider or other health care service provider (including any managed care organizations) (each of the foregoing, a “Provider”) that resulted in payments by the Company, or charges made by the Provider against the Company, in excess of $500,000 in the prior 12 months (“Material Provider Contracts”).

(b) Except as set forth in Section 3.14(b) of the Company Disclosure Schedule, no Material Provider Contract (i) requires the Company to pay the applicable Provider on a most favored Provider basis; (ii) provides for a guaranty of a minimum level of Members who are to have access to a given Provider of the Company; (iii) contains change of control language relating to the Company, including any terms requiring written notice or prior consent in the event of a change of control of the Company; or (iv) contains non-solicitation or non-competition provisions placing material restrictions upon the Company. To the Knowledge of the Company, no party to a Material Provider Contract has given notice to the Company or any of its Subsidiaries of its intention to terminate, cancel or not renew its Provider Contract.

(c) There are no current material claims or disputes between the Company and any Providers that are party to the Material Provider Contracts, other than claims for payment due and owing to the Providers in the ordinary course of business in accordance with the Material Provider Contracts and Applicable Law or other claims or disputes involving de minimis costs or expenses. Except as set forth in Section 3.14(c) of the Company Disclosure Schedule, the Company has not received written notice from any Provider or Governmental Authority claiming a breach or default in payment of material claims or material other sums due the Providers under the Material Provider Contracts.

Section 3.15.  Regulatory Filings and Reports; Accreditation.  Except as set forth on Section 3.15 of the Company Disclosure Schedule, the Company (which as used in this Section 3.15 includes any Subsidiary) has filed all health care regulatory related reports, statements, registrations or filings required to be filed by it with any Governmental Authority (the “Regulatory Filings”) which are material to the business of the Company. The Company has also made available to Parent complete and correct copies of all material audits and examinations, including, but not limited to, licensure surveys (other than audits and examinations that did not have any materially adverse findings against the Company) performed with respect to the Company by any health care regulatory related Governmental Authority since July 1, 2008 (the “Audit Reports”), along with the responses thereto of the Company. Other than as set forth in the Audit Reports and except as would not result in a Material Adverse Effect: (i) no deficiencies have been asserted against the Company or any of its Subsidiaries by any such Governmental Authority with respect to the Regulatory Filings; (ii) the Regulatory Filings were in compliance with Applicable Law, Regulations and Orders when filed; (iii) since July 1, 2008, no fine or penalty has been imposed on the Company by any Governmental Authority in connection with the Company’s Regulatory Filings; and (iv) no audits or examinations are currently being performed or, to the Knowledge of the Company, are scheduled to be performed. The Company has completed, or is currently in the process of completing, all plans of correction or other filed responses to any such Governmental Authority, including plans of correction or responses to all Audit Reports, and has not received written notice from any Governmental Authority of any material violation or non-compliance therewith that are pending. Since July 1, 2008, the Company has not been denied or failed to obtain any accreditation by any accreditation agency from which the Company sought accreditation where such failure or denial has had or would reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.16.  Material Contracts.

(a) For purposes of this Agreement, a “Company Material Contract” shall mean each of the following Contracts, whether written or oral, to which the Company or any of its Subsidiaries is a party or by which it is bound:

(i) Each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the 1933 Act);

(ii) Contracts with respect to a joint venture, partnership, limited liability or other similar agreement or arrangement, related to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and the Subsidiaries, taken as a whole, or in which the Company owns more than a five percent voting or economic interest, or with respect to which the Company has obligations, including contingent obligations, individually or in the aggregate, of more than $250,000;

(iii) Contracts that relate to indebtedness for borrowed money, the deferred purchase price of property or service, any credit agreement, note, bond, mortgage, debenture or other similar instrument, any letter of credit or similar facilities, any agreement evidencing financial hedging or similar trading activities any obligation to purchase, redeem, retire, defease or otherwise acquire for value any capital stock or any warrants, rights or options to acquire such capital stock, or any guarantee with respect to an obligation of any other Person, that are in effect on the date hereof and would reasonably be expected to result in payments, individually or in the aggregate, in excess of $250,000;

(iv) Contracts that relate to an acquisition, divestiture, merger or similar transaction that contains representations, covenants, indemnities or other obligations (including payment, indemnification, “earn-out” or other contingent obligations), that are in effect on the date hereof and could reasonably be expected to result in payments, individually or in the aggregate, in excess of $250,000;

(v) Contracts that, other than an acquisition subject to Section 3.16(a)(iv) obligate the Company to make capital commitments or expenditures (including pursuant to any joint venture), individually or in the aggregate, in excess of $250,000 and that are not terminable by the Company or its Subsidiaries upon ninety days notice or less without material liability to the Company;

(vi) Contracts that prohibit the payment of dividends or distributions in respect of the Company Securities or Company Subsidiary Securities, prohibits the pledging of the Company Securities or Company Subsidiary Securities or prohibits the issuance of guarantees by any Subsidiary of the Company;

(vii) Contracts containing any covenant limiting or prohibiting the right of the Company or any of its Subsidiaries (or, after the Closing Date, Parent or the Surviving Corporation or any of their respective Subsidiaries) in any material respect, to engage in any line of business, to distribute or offer any products or services, or to compete or engage with any Person in any line of business or levying a fine, charge or other payment for violating any such limitation or prohibition in any material respects;

(viii) Contracts which grant any exclusive rights, right of first refusal, right of first offer or similar right with respect to any material services, assets, rights or properties of the Company or any of its Subsidiaries;

(ix) Contracts that would be required to be disclosed under Section 3.19(b).

(x) material Contracts pursuant to which the Company or any of its Subsidiaries (other than Seredor Corporation and its Subsidiaries) has granted “most favored nation” pricing provisions;

(xi) Contracts (other than Contracts of Seredor Corporation and its Subsidiaries) that the other party to which is a Governmental Authority, including the secretary, administrator, or other official thereof, or is any program operated by a Governmental Authority;

(xii) Contracts (other than Contracts of Seredor Corporation and its Subsidiaries) with Third Party payors, including Medicaid provider agreements, management agreements, managed care agreements or other agreements with customers (including without limitation any insurance company or health maintenance organization) to the extent that such agreements have involved payments to the Company and/or its Subsidiaries in excess of $1,000,000 during the twelve month period prior to the date of this Agreement, provided, however, that with respect to this clause (xi), payments required under multiple Contracts with the same Third Party or with affiliates of such Third Party will be aggregated in order to determine if the $1,000,000 threshold is reached;

(xiii) Contracts, including the Stock Plan or any stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the consummation of the transactions contemplated hereby or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(xiv) Contracts relating to the settlement of a Proceeding, other than settlement agreements (i) providing for the payment, individually or in the aggregate, of less than $250,000, exclusive of any settlement costs covered by insurance and (ii) that do not implicate or otherwise affect any Company Permit or otherwise materially and adversely affect the Company;

(xv) Material Provider Contracts; and

(xvi) Contracts that have involved, or would reasonably be expected to involve, payments by the Company and its Subsidiaries in excess of $500,000 during (i) the twelve month period prior to the date of this Agreement or (ii) the twelve month period after the date of this Agreement, in each case, that are not terminable by the Company or its Subsidiaries upon ninety days notice or less without material liability to the Company or any of its Subsidiaries and are not required to be disclosed pursuant to Section 3.16(a)(i) to Section 3.16(a)(xv).

(b) Section 3.16(a) of the Company Disclosure Schedule lists each Company Material Contract as of the date of this Agreement, and, prior to the date of this Agreement, the Company has made available to Parent true and complete copies of Company Material Contracts (other than immaterial amendments thereto) listed in Section 3.16(a) of the Company Disclosure Schedule. Each Company Material Contract is valid, binding and enforceable on the Company or one of its Subsidiaries, as applicable, and to the Knowledge of the Company, each other party thereto and in full force and effect in accordance with its terms (except those which are cancelled, rescinded or terminated after the date of this Agreement in accordance with their terms (and not as a result of a default by the Company) and subject to applicable bankruptcy, insolvency, fraudulent transfers, reorganization, moratorium and other laws, affecting creditors’ rights generally and general principles of equity), except where the failures to be in full force and effect have not had and would not reasonably be expected to have a Material Adverse Effect on the Company. The Company has not received any written or, to the Knowledge of the Company, oral, notice to terminate, in whole or part, any of the Company Material Contracts. None of the Company or any of its Subsidiaries is in breach under any Company Material Contract and to the Knowledge of the Company, no other party to any Company Material Contract is in breach thereunder, except where such breach has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.17.  Taxes.

(a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed on a timely basis in accordance with Applicable Law, and all such Tax Returns are true and complete in all material respects.

(b) The Company and each of its Subsidiaries has paid (or caused to be paid) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established in accordance with GAAP an adequate accrual for all material Taxes through the date of this Agreement.

(c) There is no Proceeding or, to the Knowledge of the Company, governmental investigation or inquiry, now pending or, to the Knowledge of the Company, threatened in writing against or with respect to the Company or its Subsidiaries in respect of any material Tax.

(d) Neither the Company nor any of its Subsidiaries has granted (or is subject to) any waiver or extension that is currently in effect, of the statute of limitations for the assessment or payment of any Tax or the filing of any Tax Return.

(e) During the five-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(f) Neither the Company nor any of its Subsidiaries is liable for Taxes of any Person (other than the Company and its Subsidiaries) as a result of being (i) a transferee or successor of such Person, (ii) a member of an affiliated, consolidated, combined or unitary group that includes such Person as a member or (iii) a party to a Tax sharing or Tax allocation agreement or any other express or implied agreement to indemnify such Person (other than (A) such agreements with customers, vendors, lessors or the like entered into in the ordinary course of business; (B) employment agreements; and (C) standard Tax indemnity provisions entered into in connection with purchase or sale agreements entered into in the ordinary course of business).

(g) Neither the Company nor any of its Subsidiaries participate or have “participated” in any “listed transaction” or “transaction of interest” within the meaning of Treasury Regulation Section 1.6011-4(b).

(h) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) “Closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed on or prior to the Closing Date;

(ii) Installment sale or open transaction disposition made on or prior to the Closing Date; or

(iii) an election under Section 108(i) of the Code.

(i) Neither the Company nor any of its Subsidiaries (i) has agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise for any taxable period (or portion thereof) ending after the Closing Date.

(j) None of the Company or any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company).

(k) “Taxes” means all taxes, charges, fees, levies, or other like assessments, including without limitation, all federal, possession, state, city, county and non-U.S. (or governmental unit, agency, or political subdivision of any of the foregoing) income, profits, employment (including Social Security, unemployment insurance and employee income Tax withholding), franchise, gross receipts, sales, use, transfer, stamp, occupation, property, capital, severance, premium, windfall profits, customs, duties, ad valorem, value added and excise taxes, PBGC premiums and any other Governmental Authority (a “Taxing Authority”) charges of the same or similar nature; including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to assume or succeed to the Tax liability of any other Person by operation of law, and solely with respect to Section 3.17(f)(iii) and Section 4.13(f)(iii), any obligations to indemnify the Tax liability of any other Person. Any one of the foregoing shall be referred to sometimes as a “Tax”.

(l) “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

(m) “Treasury Regulations” means the Treasury regulations promulgated under the Code.

Section 3.18.  Employees and Employee Benefit Plans.

(a) Section 3.18(a) of the Company Disclosure Schedule contains a correct and complete list identifying each “employee pension benefit plan” (as defined in Section 3(2) of ERISA) (whether or not subject to ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (whether or not subject to ERISA) and any other material plan, program, agreement (other than at-will employment agreements entered into in the ordinary course of business with physicians), arrangement, policy, practice, Contract, fund or commitment providing for pension, severance, profit-sharing, fees, bonuses, retention, stock ownership, stock options, stock appreciation, stock purchase or other stock-related benefits, incentive or deferred compensation, vacation benefits, life or other insurance (including any self-insured arrangements), health or medical benefits, dental benefits, employee assistance programs, salary continuation, unemployment benefits, disability or sick leave benefits, workers’ compensation benefits, relocation or post-employment or retirement benefits (including compensation, pension, health, medical and life insurance benefits) or other form of benefits which is maintained, administered, participated in or contributed to by the Company or any ERISA Affiliate of the Company, or with respect to which the Company or any of its Subsidiaries has any liability (collectively, the “Employee Plans”).

(b) The Company has made available to Parent true and complete copies of (i) each Employee Plan (or, if appropriate, a form thereof), including any amendments thereto and in the case of unwritten Employee Plans, written descriptions thereof; (ii) the most recent annual report (Form 5500 series including, if applicable, Schedule B thereto), and the most recent actuarial valuation or similar report with discrimination testing results with respect to each Employee Plan; (iii) the most recent non-discrimination testing results with respect to each Employee Plan (if applicable), (iv) the most recent IRS determination or opinion letter received with respect to each Employee Plan, to the extent applicable and (v) the most recent summary plan description for each Employee Plan for which such summary plan description is required.

(c) Neither the Company nor any ERISA Affiliate of the Company nor any predecessor thereof sponsors, maintains, participates in, contributes to or has any material liability with respect to, or has in the past sponsored, maintained, participated in, contributed to or had any material liability with respect to, any plan subject to (i) Section 302 or Title IV of ERISA or Code Section 412, including, without limitation, any “single employer” defined benefit plan or any “multiemployer plan” each as defined in Section 4001 of ERISA or (ii) Section 413(c) of the Code, including without limitation any “multiple employer plan” as defined therein.

(d) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code (i) has received a favorable determination letter or with respect to a prototype plan, can rely on an opinion letter from the Internal Revenue Service to the prototype plan sponsor, to the effect that it is so qualified, and to the Knowledge of the Company, nothing has occurred since the date of such letter that has adversely affected such qualification, or (ii) has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service or to obtain such an opinion letter, and to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to affect materially and adversely the qualified status of any Employee Plan. Each Employee Plan has been, in all material respects, maintained and administered in compliance with its terms and with the requirements prescribed by any Applicable Law, including ERISA and the Code, which are applicable to such Employee Plan. All premiums, contributions or other payments required to have been made by Applicable Law or under the terms of any Employee Plan as of the Effective Time have been made, and all material reports, returns and similar documents required to be filed with any Governmental Authority have been timely filed. To the Knowledge of the Company, neither the Company nor its Subsidiaries is or reasonably could be subject to a material liability pursuant to Section 502 of ERISA. No events have occurred with respect to any Employee Plan that could result in material payment or assessment by or against the Company or any of its Subsidiaries of any excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code. There are no pending, or to the Knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any Employee Plan or any trust related thereto which could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries and no Proceeding or, to the Knowledge of the Company, investigation or inquiry, by a Governmental Authority is pending, or the Knowledge of the Company, threatened or anticipated with respect to such Employee Plan. To the Knowledge of the Company, no “prohibited transactions” nor “reportable events” (each term as defined in ERISA and the Code) have occurred with respect to any Employee Plan.

(e) No Employee Plan is maintained for the benefit of employees or other service providers who are primarily located outside of the United States.

(f) Except as set forth in Section 3.18(f) of the Company Disclosure Schedule and except as otherwise specifically so contemplated in this Agreement, with respect to each current or former employee, director or independent contractor of the Company or any of its Subsidiaries, the consummation of the transactions contemplated by this Agreement will not, either alone or together with any other event: (i) entitle any such Person to severance pay, bonus amounts, incentive plan payments, retirement benefits, job security benefits or similar benefits, (ii) trigger or accelerate the time of payment or funding (through a grantor trust or otherwise) of any compensation or benefits payable to any such Person, (iii) accelerate the vesting of any compensation or benefits of any such Person (including any stock options or other equity-based awards, any incentive compensation or any deferred compensation entitlement), (iv) trigger any other material obligation to any such Person, (v) result in the forgiveness of any indebtedness of any such Person, (vi) otherwise give rise to any material liability under any Employee Plan or (vii) limit or restrict the right, to the extent such right otherwise exists, to amend, terminate or transfer the asset of any Employee Plan on or following the Effective Time. Except as set forth in Section 3.18(f) of the Company Disclosure Schedule, there is no Contract or plan (written or otherwise) covering any employee or former employee of the Company or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G or 162(m) of the Code.

(g) Except as set forth in Section 3.18(g) of the Company Disclosure Schedule, no Employee Plan provides for, and neither the Company nor any of its Subsidiaries has any material liability in respect of, post-retirement or post-termination of employment health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries, and there has been no communication (whether written or oral) to any Person that would reasonably be expected to promise or guarantee any such material post-retirement or post-termination of employment medical, health or life insurance or other retiree welfare benefits, except in each case as may be required by Applicable Law, including the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”). Each of the Employee Plans is in material compliance with, and the operation of each such Employee Plan and as of the date of this Agreement will not result in the incurrence of any material penalty to any of the Company or its Subsidiaries under a good faith and reasonable interpretation of, the Patient Protection and Affordable Care Act and its companion bill, the Health Care and Education Reconciliation Act of 2010, to the extent applicable. No Employee Plan is a self-funded group health plan.

(h) Each Employee Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, has been operated in compliance with a good faith interpretation of Section 409A of the Code and the regulations thereunder. Neither the Company nor any of its Subsidiaries has the contractual obligation to indemnify, hold harmless or gross-up any individual with respect to any tax, penalty or interest under Section 409A of the Code.

(i) No condition exists that would prevent the Company from amending or terminating any Employee Plan without material liability, other than the obligation for ordinary benefits accrued prior to the termination of such plan.

(j) Except as set forth in Section 3.18(j) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has been a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other labor agreement with any union or labor organization, and to the Knowledge of the Company, there has not been any material activity, Proceeding, investigation, or inquiry of any labor organization or employee group to organize any such employees. In addition: (i) there are no material unfair labor practice charges or complaints against Company or any of its Subsidiaries pending before the National Labor Relations Board; (ii) there are no labor strikes, material slowdowns or stoppages actually pending or to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries; (iii) there are no representation claims or petitions pending before the National Labor Relations Board and to the Knowledge of the Company, there are no material questions concerning the representation of employees of the Company or its Subsidiaries by labor organizations; and (iv) there are no material grievances or pending Proceedings or, to the Knowledge of the Company, investigations or inquiries, against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(k) In the eighteen months prior to the date hereof, neither the Company nor any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries; (ii) a “mass layoff” (as defined in the WARN Act); or (iii) such other transaction, layoff, reduction in force or employment terminations sufficient in number to trigger application of any similar state or local law.

(l) The Company and its Subsidiaries are in compliance, in all material respects, with Applicable Law, collective bargaining agreements and arrangements, works councils, judgments or arbitration awards of any court, arbitrator or any Governmental Authority, extension orders and binding customs respecting labor and employment, including laws relating to employment practices, terms and conditions of employment, discrimination, disability, fair labor standards, workers compensation, wrongful discharge, immigration, occupational safety and health, family and medical leave, wages and hours, and employee terminations, and in each case, with respect to any current or former employee, consultant, independent contractor or director of the Company, any of its Subsidiaries (each, an “Employee”): (i) has withheld and reported all material amounts required by Applicable Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees, (ii) is not liable for any material arrears of wages, severance pay or any material Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no material actions pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company, any of its Subsidiaries or any of their Employees relating to any Employee or Employee Plan. There are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated material claims or actions against the Company, any of its Subsidiaries or any Company trustee under any worker’s compensation policy or long-term disability policy. Neither the Company nor any of its Subsidiaries has direct or indirect material liability as a result of any misclassification of any Person as an independent contractor rather than as an “employee.”

(m) Each Company Stock Option (i) was granted pursuant to the Stock Plan in compliance with Applicable Law and all of the terms and conditions of the Stock Plan and related grant agreement pursuant to which it was granted, (ii) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant and (iii) has a grant date which was approved by the Company Board or a committee thereof no later than the grant date set forth in the related grant agreement.

Section 3.19.  Intellectual Property.

(a) Section 3.19(a) of the Company Disclosure Schedule contains a complete and correct list of all registrations and applications for registration of material Company Owned Intellectual Property and material unregistered Company Owned Intellectual Property, in each case listing, as applicable (i) the name of the current owner of record, (ii) the jurisdiction where the application/registration is located and (iii) the application or registration number.

(b) Section 3.19(b) of the Company Disclosure Schedule contains a complete and correct list of all Contracts granting the Company or any of its Subsidiaries any right in or to Intellectual Property of a Third Party (excluding any commercially available “off the shelf,” “shrink-wrap” software license at a cost less than $100,000 per year) that is material to the Company and its Subsidiaries or any material IT Assets.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(i) with respect to all Company Owned Intellectual Property, the Company or its Subsidiaries, as the case may be, exclusively own all right, title and interest in and to such Company Owned Intellectual Property (in each case, free and clear of any Liens except Permitted Liens);

(ii) other than as disclosed in Section 3.19(b) of the Company Disclosure Schedule and generally commercially available “off the shelf,” “shrink-wrap” software licensed at a cost less than $100,000 per year, the Company Owned Intellectual Property constitute all the Intellectual Property used by or necessary for the Company and its Subsidiaries in the conduct of their business;

(iii) the Company and its Subsidiaries have not granted licenses to Third Parties under Company Owned Intellectual Property;

(iv) the use and exploitation of Company Owned Intellectual Property, and the conduct of the business of the Company and its Subsidiaries, have not, and are not infringing, misappropriating, or otherwise violating the Intellectual Property of any Person;

(v) the consummation of the transactions contemplated by this Agreement will not (A) alter, encumber, impair, make subject to a Lien (other than Permitted Liens) or extinguish any Company Owned Intellectual Property right or IT Assets; (B) impair the right of Surviving Corporation to use, sell, license or dispose of any Company Owned Intellectual Property; or (C) result in the Company, any of its Subsidiaries or, pursuant to a Contract to which Company or any of its Subsidiaries is a party, Parent, granting to any Third Party any rights or licenses to any Intellectual Property or being bound by or subject to any non-compete or other restriction on the operation or scope of their respective businesses;

(vi) the Company and its Subsidiaries have exercised reasonable care to maintain the confidentiality of all Trade Secrets that are Company Owned Intellectual Property or of a Third Party where the Company or any Subsidiaries is under an obligation to keep such Trade Secrets confidential and, to the Knowledge of the Company, during the past twelve months, no such Trade Secrets have been disclosed other than to employees, representatives and agents of the Company or any of its Subsidiaries all of whom are bound by written confidentiality agreements, or to Third Parties under an obligation of confidentiality;

(vii) the IT Assets operate and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted and, to the Knowledge of the Company, no person has gained unauthorized access to the IT Assets; and

(viii) the Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices.

Section 3.20.  Properties.

(a) Section 3.20(a) of the Company Disclosure Schedule contains a complete and correct list of the Company Owned Real Property and sets forth the street address, city and state of the Company Owned Real Property.

(b) Section 3.20(b) of the Company Disclosure Schedule contains a complete and correct list of the Material Company Leased Real Property and sets forth, with respect to each Material Company Leased Real Property, the street address and city and state of the Material Company Leased Real Property.

(c) Section 3.20(c) of the Company Disclosure Schedule contains a complete and correct list of all Company Owned Real Property with respect to which any Person other than the Company or its Subsidiaries has any right (whether by lease, sublease, license or otherwise) to use or occupy such Company Owned Real Property.

(d) (i) The Company or one of its Subsidiaries, as applicable, has good fee simple title to the Company Owned Real Property, free and clear of any Lien (other than Permitted Liens) and material defects in title, easements, restrictive covenants and similar encumbrances; (ii) to the Knowledge of the Company, the Company has not received any written notice of any condemnation Proceedings or similar actions relating to any part of the Company Owned Real Property; and (iii) taken as a whole, all buildings and structures included within the Company Owned Real Property (the “Improvements”) are adequate and suitable for the purposes for which they are presently being used or held for use.

(e) (i) Each Material Company Lease is in full force and effect, valid, and binding on the Company or its Subsidiaries, as applicable, and to the Knowledge of the Company, each other party thereto; (ii) none of the Company or any of its Subsidiaries, nor to the Knowledge of the Company, any other party thereto, is in material breach of or default under such Material Company Lease, and no event has occurred which, with notice, lapse of time or both, would constitute a material breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any Third Party thereunder; and (iii) true and complete copies of all Material Company Leases (including all modifications, amendments, supplements, material waivers and side letters thereto) to which the Company or any of its Subsidiaries is a party have been made available to Parent.

Section 3.21.  Environmental Matters.  Except as has not had and would not reasonably be expected to have a Material Adverse Effect on the Company: (a) no notice, notification, demand, request for information, citation, summons or Order has been received, no complaint or decree has been filed, no penalty has been assessed, and as of the date of this Agreement, no Proceeding or, to the Knowledge of the Company, investigation or inquiry, or review (or any basis therefor) is pending or, to the Knowledge of the Company, is threatened by any Governmental Authority or other Person relating to the Company or any Subsidiary and relating to or arising out of any Environmental Law; (b) the Company and its Subsidiaries are and have been in compliance with all Environmental Laws and all Environmental Permits; (c) the Company and its Subsidiaries have no Knowledge of any presence or release of or exposure to Hazardous Substances or other condition reasonably expected to give rise to a requirement for investigation or remediation, violation of, or liability pursuant to any Environmental Laws, (d) there are no currently accrued liabilities of the Company or any of its Subsidiaries arising under or relating to any violation of any Environmental Law or any Hazardous Substance; and (e) the Company has made available to Parent copies of all material written environmental, health or safety assessments, audits and similar documents in its possession, including any “Phase I” and “Phase II” reports for the Material Company Real Property.

Section 3.22.  Anti-takeover Statutes; Standstill Waivers.  (a) Assuming the accuracy of Section 4.20, the Company has taken all action necessary to exempt or exclude the Merger, this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby from any “fair price”, “moratorium”, “control share acquisition”, “business combination” or similar antitakeover statue or regulation (including Sections 607.0901 and 607.0902) of Florida Law) enacted under Florida or federal laws in the United States applicable to the Company (collectively, the “Anti-Takeover Statutes”) and, accordingly, none of the restrictions in such Anti-Takeover statutes or any other antitakeover or similar statute or regulation applies to any such transactions.

(b) From and after the date that is twelve months prior to the date of this Agreement, the Company has not granted any waivers of standstills to any Person that signed such standstill in connection with consideration of a possible Acquisition Proposal.

Section 3.23.  Opinion of Financial Advisor.  The Company Board has received the separate opinions of UBS Securities LLC (“UBS”) and Barrington Research Associates, Inc. (“Barrington”), financial advisors to the Company, to the effect that, as of the date of such opinions, the Merger Consideration is fair, from a financial point of view, to holders of Company Common stock (other than as set forth in such opinions).

Section 3.24.  Finders’ Fees.  Except for UBS and Barrington, copies of the respective engagement agreements (including all amendments) of which have been provided to Parent prior to the execution of this Agreement, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 3.25.  No Other Representations or Warranties.  Except for the representations and warranties contained in this Agreement, the Company expressly disclaims any other representations or warranties of any kind or nature, express or implied, as to liabilities, financial projections, future performance of the Company or its Subsidiaries, operations of the facilities, the title, condition, value or quality of the Company or its Subsidiaries or their respective assets. No exhibit to this Agreement, nor any other material or information provided by or communications made by the Company or any of its Affiliates, or by any advisor thereof, whether in the Company Data Room, or in any information memorandum or otherwise, or by any broker or investment banker, will cause or create any representation or warranty, express or implied, as to the title, condition, value or quality of the Company or its Subsidiaries.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT

Except (i) as disclosed in Parent SEC Documents filed with or furnished to the SEC by Parent on or after May 3, 2011 and publicly available prior to the date of this Agreement (but excluding any risk factor section, any disclosures in any section relating to forward looking statements and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or (ii) as set forth in Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 4.01.  Corporate Existence and Power.  Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Florida and has all corporate powers required to carry on its business as conducted as of the date hereof. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 4.02.  Corporate Authorization.  (a) The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the Ancillary Agreements and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby and thereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action on the part of Parent and Merger Subsidiary. Each of this Agreement and each Ancillary Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against each of Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) No vote of the holders of any of Parent’s capital stock is necessary to consummate the Merger and the other transactions contemplated by this Agreement.

(c) At a meeting duly called and held, the board of directors of Parent (the “Parent Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby are advisable, fair to and in the best interests of Parent and (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including approval of the issuance of the shares of Parent Common Stock required to be issued in the Merger (the “Parent Share Issuance”)).

Section 4.03.  Governmental Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the Ancillary Agreements and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby and thereby require no action by or in respect of, filing with, or notice to any Governmental Authority, in each case by Parent and/or any of its Subsidiaries, other than (a) Required Governmental Authorizations, (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable U.S. state or federal securities laws, (c) compliance with any requirements of the NYSE Amex, and (d) any actions, filings or notices the absence of which has not had and would not reasonably be expected to have a Material Adverse Effect on Parent or materially delay or impair the ability of Parent or Merger Subsidiary to perform its material obligations or consummate the transactions contemplated by this Agreement.

Section 4.04.  Non-contravention.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the Ancillary Agreements and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby and thereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of Parent or Merger Subsidiary, (b) assuming compliance with the matters referred to in Section 4.03(a) through Section 4.03(c), contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.02(a) through Section 4.02(c), require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Parent and its Subsidiaries or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Parent or any of its Subsidiaries, except for such contraventions, conflicts and violations referred to in clause (b), such failures to obtain any such consent or other action referred to in clause (c), and such defaults, terminations, cancellations, accelerations, changes, losses or Liens referred to in clauses (c) and (d), that has not had and would not reasonably be expected to have a Material Adverse Effect on Parent or materially delay or impair the ability of each of Parent and Merger Subsidiary to perform its obligations or consummate the transactions contemplated by this Agreement.

Section 4.05.  Capitalization.

(a) The authorized capital stock of Parent consists of (i) 80,000,000 shares of Parent Common Stock and (ii) 10,000,000 shares of Preferred Stock, par value $0.001 per share (“Parent Preferred Stock” and together with Parent Common Stock, the “Parent Capital Stock”). Other than Parent Capital Stock, there are no shares of capital stock authorized, issued or outstanding. As of May 31, 2011, there were outstanding (i) 41,111,886 shares of Parent Common Stock, (ii) 5,000 shares of Parent Preferred Stock and (iii) Parent Stock Options to purchase an aggregate of 4,234,309 shares of Parent Common Stock (of which Parent Stock Options to purchase an aggregate of 1,632,700 shares of Parent Common Stock were exercisable). As of May 31, 2011, other than 1,086,856 shares of Parent Common Stock reserved for issuance under Parent’s Omnibus Equity Compensation Plan, Parent has no shares of capital stock reserved for issuance. All outstanding shares of Parent Capital Stock have been, and all shares of Parent Capital Stock that may be issued pursuant to any stock plan of Parent or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are fully paid and nonassessable. No Subsidiary of Parent owns any Parent Capital Stock.

(b) There are outstanding no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Parent may vote.

Section 4.06.  Disclosure Documents.  The information supplied by Parent and Merger Subsidiary, or through their counsel, specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplement, and at the time it becomes effective under the 1933 Act, not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading or (b) the Proxy Statement, at the time the Proxy Statement (and any amendment or supplemented thereto) is first sent or given to the holders of Company Common Stock and at the time of the Company Shareholder Meeting, not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Form S-4 and Proxy Statement (and any amendment or supplement thereto), will, when filed with the SEC and distributed or disseminated, as applicable, comply as to form in all material respects with the applicable requirements of the 1933 Act and 1934 Act, as applicable. No representation or warranty is made by Parent with respect to the statements made based on information supplied by the Company or through their counsel specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement.

Section 4.07.  SEC Filings and the Sarbanes-Oxley Act.

(a) Parent has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by Parent since July 1, 2008 (all reports, schedules, forms, statements, prospectuses, registration statements and other documents filed or furnished by Parent since July 1, 2008, including those filed or furnished subsequent to the date of this Agreement, collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”).

(b) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such subsequent filing), each Parent SEC Document complied as to form in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder, as the case may be.

(c) As of its respective filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such filing), each Parent SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Parent is in compliance with, and have complied since July 1, 2008, in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE Amex.

(e) Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(f) Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and all such material information is made known to Parent’s principal executive officer and principal financial officer.

(g) Parent has established and maintained a system of internal controls, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of Parent and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Parent Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent and its Subsidiaries that could have a material effect on the financial statements. Parent has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to Parent’s auditors and audit committee (x) any “significant deficiencies” and “material weaknesses” (as such terms are defined by the Public Company Accounting Oversight Board) in the design or operation of internal controls which are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, known to management, that involves management or other employees who have a significant role in Parent’s internal controls.

(h) Since July 1, 2008, each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-

Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE Amex, and the statements contained in any such certifications were when made complete and correct.

(i) Since July 1, 2008, to the Knowledge of Parent, no executive officer or director of Parent has received or otherwise had or obtained knowledge of, and to the Knowledge of Parent, no auditor, accountant, or representative of Parent has provided written notice to Parent or any executive officer or director of, any substantive complaint or allegation that Parent or any of its Subsidiaries has engaged in improper accounting practices. Since January 1, 2011, to the Knowledge of Parent, no attorney representing Parent or any of its Subsidiaries has reported to the current Parent Board or any committee thereof or to any current director or executive officer of Parent evidence of a material violation of United States or other securities laws or breach of fiduciary duty by Parent or any of its executive officers or directors.

Section 4.08.  Financial Statements.  The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in Parent SEC Documents fairly present in all material respects, in accordance with GAAP (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements).

Section 4.09.  Absence of Certain Changes.

(a) Since March 31, 2010 through the date of this Agreement, except as expressly contemplated by this Agreement, the business of Parent and its Subsidiaries taken as a whole has, in all material respects, been conducted in the ordinary course consistent with past practices, and there has not been any action taken by Parent or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, without Company’s consent would constitute a material breach of Section 6.01.

(b) Since March 31, 2010, there have been no changes, effects developments or events that have had or would reasonably be expected to have a Material Adverse Effect on Parent.

Section 4.10.  No Undisclosed Material Liabilities.  There are no liabilities of Parent or any of its Subsidiaries of any nature (whether absolute, accrued, known, unknown, contingent or otherwise) that would be required by GAAP to be reflected or reserved against on a balance sheet that are not so reflected or reserved other than (a) liabilities disclosed and provided for in the Parent Balance Sheet or the notes to Parent’s most recent audited consolidated financial statements and most recent unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Parent SEC Documents, (b) liabilities incurred in connection with the negotiation, execution, delivery or performance of this Agreement or consummation of the transactions contemplated hereby or the financing of such transactions, and (c) liabilities or obligations that have not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

Section 4.11.  Compliance with Applicable Law; Permits.  Except for failures to comply or violations that would not reasonably be expected to have a Material Adverse Effect on Parent: (a) Parent and each of its Subsidiaries is and, since January 1, 2011, has been and, to the Knowledge of Parent, none of their respective Employees or Representatives acting on their behalf is not or, since January 1, 2011, has failed to be, in compliance with, and neither Parent nor any of its Subsidiaries has received any written (or to the Knowledge of Parent, oral) communication from any Governmental Authority that alleges any violation of, Applicable Law, including Health Benefit Laws and Environmental Laws; and (b) Parent and each of its Subsidiaries hold all material governmental licenses, authorizations, permits, consents, approvals, certificates of need, registrations, variances, exemptions and orders necessary for the operation of the business and the real property of Parent and its Subsidiaries (the “Parent Permits”). Parent and each of its Subsidiaries is in compliance with the terms of the Parent Permits, except for failures to comply or violations that have not had and would not reasonably be expected to have a Material Adverse Effect on Parent. Except as would not reasonably be expected to have a Material Adverse Effect on Parent, each Parent Permit is valid and in full force and effect.

Section 4.12.  Material Contracts.  For purposes of this Agreement, “Parent Material Contract” means (a) each “material contract” as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the 1933 Act and (b) any Contract which is material to the business of Parent. Each Parent Material Contract is valid, binding and enforceable on Parent or one of its Subsidiaries, as applicable, and to the Knowledge of Parent, each other party thereto and in full force and effect in accordance with its terms (except those which are cancelled, rescinded or terminated after the date of this Agreement in accordance with their terms (and not as a result of a default by Parent) and subject to applicable bankruptcy, insolvency, fraudulent transfers, reorganization, moratorium and other laws, affecting creditors’ rights generally and general principles of equity), except where the failures to be in full force and effect have not had and would not reasonably be expected to have a Material Adverse Effect on Parent. None of Parent or any of its Subsidiaries is in breach under any Parent Material Contract and to the Knowledge of Parent, no other party to any Parent Material Contract is in breach thereunder, except where such breach has not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

Section 4.13.  Taxes.

(a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, Parent or any of its Subsidiaries have been filed on a timely basis in accordance with Applicable Law, and all such Tax Returns are true and complete in all material respects.

(b) Parent and each of its Subsidiaries has paid (or caused to be paid) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established in accordance with GAAP an adequate accrual for all material Taxes through the date of this Agreement.

(c) There is no Proceeding or, to the Knowledge of the Company, investigation or inquiry, now pending or, to the Knowledge of Parent, threatened in writing against or with respect to Parent or its Subsidiaries in respect of any material Tax.

(d) Neither Parent nor any of its Subsidiaries has granted (or is subject to) any waiver or extension that is currently in effect, of the statute of limitations for the assessment or payment of any Tax or the filing of any Tax Return.

(e) During the five-year period ending on the date of this Agreement, neither Parent nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(f) Neither Parent nor any of its Subsidiaries is liable for Taxes of any Person (other than Parent and its Subsidiaries) as a result of being (i) a transferee or successor of such Person, (ii) a member of an affiliated, consolidated, combined or unitary group that includes such Person as a member or (iii) a party to a Tax sharing or Tax allocation agreement or any other express or implied agreement to indemnify such Person (other than (A) such agreements with customers, vendors, lessors or the like entered into in the ordinary course of business; (B) employment agreements; and (C) standard Tax indemnity provisions entered into in connection with purchase or sale agreements entered into in the ordinary course of business).

(g) Neither Parent nor any of its Subsidiaries have “participated” in any “listed transaction” or “transaction of interest” within the meaning of Treasury Regulation Section 1.6011-4(b).

(h) Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) “Closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed on or prior to the Closing Date; or

(ii) Installment sale or open transaction disposition made on or prior to the Closing Date; or

(iii) an election under Section 108(i) of the Code.

(i) Neither Parent nor any of its Subsidiaries (i) has agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise for any taxable period (or portion thereof) ending after the Closing Date.

(j) None of Parent or any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is Parent).

Section 4.14.  Employees and Employee Benefit Plans.

(a) For purposes of this Agreement, “Parent Employee Plans” means each “employee pension benefit plan” (as defined in Section 3(2) of ERISA) (whether or not subject to ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (whether or not subject to ERISA) and any other material plan, program, agreement, arrangement, policy, practice, Contract, fund or commitment providing for pension, severance, profit-sharing, fees, bonuses, retention, stock ownership, stock options, stock appreciation, stock purchase or other stock-related benefits, incentive or deferred compensation, vacation benefits, life or other insurance (including any self-insured arrangements), health or medical benefits, dental benefits, employee assistance programs, salary continuation, unemployment benefits, disability or sick leave benefits, workers’ compensation benefits, relocation or post-employment or retirement benefits (including compensation, pension, health, medical and life insurance benefits) or other form of benefits which is maintained, administered, participated in or contributed to by Parent or any ERISA Affiliate of Parent, or with respect to which Parent or any of its Subsidiaries has any material liability.

(b) Each Parent Employee Plan has been, in all material respects, maintained and administered in compliance with its terms and with the requirements prescribed by any and all laws, statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Parent Employee Plan. All premiums, contributions or other payments required to have been made by Applicable Law or under the terms of any Employee Plan as of the Effective Time have been made, and all material reports, returns and similar documents required to be filed with any Governmental Authority have been timely filed. To the Knowledge of Parent, neither Parent nor its Subsidiaries is or reasonably could be subject to a material liability pursuant to Section 502 of ERISA. No events have occurred with respect to any Employee Plan that could result in material payment or assessment by or against Parent or any of its Subsidiaries of any excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code. There are no pending, or to the Knowledge of Parent, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any Parent Employee Plan or any trust related thereto which could reasonably be expected to result in any material liability to Parent or any of its Subsidiaries and no Proceeding or, to the Knowledge of the Parent, investigation or inquiry, by a Governmental Authority is pending, or the Knowledge of Parent, threatened or anticipated with respect to such Parent Employee Plan.

Section 4.15.  Intellectual Property.  Except as has not had and would not reasonably be expected to have a Material Adverse Effect on Parent, the consummation of the transactions contemplated by this Agreement will not (a) alter, encumber, impair, make subject to a Lien (other than Permitted Liens) or extinguish any Intellectual Property right of Parent; or (b) impair the right of Surviving Corporation to use, sell, license or dispose of any Parent Owned Intellectual Property.

Section 4.16.  Financing.  Parent has delivered to the Company a true and complete fully executed copy of the commitment letter, dated as of June 26, 2011 between Parent and GE Healthcare Financial Services, Inc., or an affiliate thereof designated by GE Healthcare Financial Services, Inc. (“GE Capital”), including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement (other than the fee letters associated therewith (the economic terms of which will not adversely affect the amount or availability of financing) which has not, and will not be, delivered to the Company) regarding the terms and conditions of the financing to be provided thereby (such commitment letter, including all exhibits, schedules, annexes and amendments thereto (other than the fee letters associated therewith), collectively, the “Commitment Letter”), pursuant to which and subject to the terms and conditions contained therein the lenders party thereto have agreed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Financing”) for the purposes set forth in such Commitment Letter. The Commitment Letter has not been amended, restated or otherwise modified or waived prior to the date of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, modified or rescinded in any respect prior to the date of this Agreement. As of the date of this Agreement, the Commitment Letter is in full force and effect and constitutes a legal, valid and binding obligation of each of Parent and, to the Knowledge of Parent, the parties thereto (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). Other than as expressly set forth in the Commitment Letter, there are (a) no conditions precedent or contingencies related to the funding of the full net proceeds of the Financing and (b) as of the date of this Agreement, there are no agreements, side letters, arrangements or understandings between Parent and any of the parties to the Commitment Letter that would, or would reasonably be expected to (i) affect the availability of the

Financing, (ii) reduce the aggregate amount of the Financing, (iii) delay or prevent the Closing or (iv) modify the terms of the Financing in any manner materially adverse to Parent or the Company. As of the date of this Agreement, Parent is not in breach of any of the terms or conditions set forth in the Commitment Letter and, to the Knowledge of Parent, no event has occurred which, with or without notice or lapse of time, would reasonably be expected to constitute a failure to satisfy a condition precedent set forth therein. As of the date hereof, Parent has no reason to believe that any of the conditions to the Financing contemplated by the Commitment Letter will not be satisfied; provided, however, that Parent is not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties of the Company in this Agreement or the failure of the Company to comply with any of its covenants in this Agreement. Parent has fully paid all commitment fees or other fees required pursuant to the Commitment Letter to the extent required thereunder to be paid prior to the date of this Agreement.

Section 4.17.  Finders’ Fees.  Except for Morgan Joseph TriArtisan LLC whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 4.18.  Opinion of Financial Advisor.  Parent has received the opinion of Morgan Joseph TriArtisan LLC, financial advisor to Parent, to the effect that, as of the date of such opinion, the Merger Consideration is fair to Parent from a financial point of view.

Section 4.19.  Litigation.  As of the date of this Agreement, there is no Proceeding or, to the Knowledge of Parent, investigation or inquiry, pending against, or, to the Knowledge of Parent, threatened against Parent or Merger Subsidiary, that challenges or seeks to enjoin the transactions contemplated by this Agreement. There are no Proceedings or, to the Knowledge of Parent, investigations or inquiries, pending against, or to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, or to the Knowledge of Parent, any present or former Employee of Parent or any of its Subsidiaries in his or her capacity as such that have or would reasonably be expected to have a Material Adverse Effect on Parent. There are no Orders outstanding against or involving Parent or any of its Subsidiaries or, to the Knowledge of Parent, any present or former Employee of Parent or any of its Subsidiaries in his or her capacity as such, that are or would reasonably be expected to have a Material Adverse Effect on Parent, or would reasonably be expected to prevent, enjoin, materially alter or materially delay any of the transactions contemplated by this Agreement.

Section 4.20.  Ownership of Company Common Stock.  Other than pursuant to this Agreement or the Voting Agreement, for the three years prior to the date hereof, neither Parent nor Merger Subsidiary has “beneficially owned” (within the meaning of Section 13 of the 1934 Act and the rules and regulations promulgated thereunder) any shares of Company Common Stock or has been an “interested shareholder” (as defined in Section 607.0901 of Florida Law), or is a party to any Contract, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Company Common Stock.

Section 4.21.  No Other Representations or Warranties.  Except for the representations and warranties contained in this Agreement, Parent expressly disclaims any other representations or warranties of any kind or nature, express or implied, as to liabilities, financial projections, future performance of Parent or its Subsidiaries, , operations of the facilities, the title, condition, value or quality of Parent or its Subsidiaries or their respective assets. No exhibit to this Agreement, nor any other material or information provided by or communications made by Parent or any of its Affiliates, or by any advisor thereof, in any information memorandum or otherwise, or by any broker or investment banker, will cause or create any representation or warranty, express or implied, as to the title, condition, value or quality of Parent or its Subsidiaries.

ARTICLE 5

COVENANTS OF THE COMPANY

Section 5.01.  Conduct of the Company.  From the date of this Agreement and to the fullest extent permitted by Applicable Law or Order until the Effective Time, except as set forth in Section 5.01 of the Company Disclosure Schedule, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in all material respects in the ordinary course consistent with past practice and in compliance with all material Applicable Law and all material authorizations from Governmental Authorities, (ii) use its reasonable best efforts to preserve intact in all material respects its present business organization in a manner consistent with past practice, maintain in effect all material Company Permits, keep available the services of its directors, officers and key employees in a manner consistent with past practice and maintain satisfactory relationships with its material customers, lenders, suppliers and others having material business relationships with it and (iii) (a) prepare and file on or before the due date therefor all material Tax Returns required to be filed by the Company or any Subsidiary (except for any Tax Return for which an extension has been granted) on or before the Closing Date, and (b) pay, all material Taxes (including estimated Taxes) due on such Tax Returns (or due with respect to Tax Returns for which an extension has been granted) or which are otherwise required to be paid at any time prior to the Closing Date. Without limiting the generality of the foregoing, except (A) as set forth in Section 5.01 of the Company Disclosure Schedule or (B) with Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) or to the extent permitted or required by another Section of this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to:

(a) amend its Organizational Documents (whether by merger, consolidation or otherwise);

(b) (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other securities (other than dividends or distributions by any of its wholly-owned Subsidiaries), or (iii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire, any of its securities or any securities of any of its Subsidiaries for an aggregate consideration in excess of $250,000, other than the cancellation of Company Stock Options in connection with the exercise thereof or the acquisition of securities by the Company or a wholly-owned Subsidiary from a wholly-owned Subsidiary;

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of any shares of the Company Common Stock upon the exercise of Company Stock Options that are outstanding on the date of this Agreement in accordance with the terms of those options on the date of this Agreement) or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d) (i) acquire (including by merger, consolidation, or acquisition of stock or assets) any equity interest or any material assets of any corporation, partnership, other business organization or any division thereof from any other Person (other than equity interests or material assets of a corporation, partnership, other business organization or division thereof with operating income, for consideration, individually or in the aggregate, of up to $250,000), (ii) merge or consolidate with any other Person or (iii) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring, provided, however, that clause (i) through (iii) above shall not prohibit mergers, consolidations or acquisitions of assets by or among the Company and its wholly-owned Subsidiaries;

(e) sell, lease, license or otherwise dispose of any Subsidiary or any material assets, securities or property other than, sales, leases, licenses or dispositions by or among the Company and its wholly-owned Subsidiaries;

(f) create or incur any material Lien on any material asset other than Permitted Liens;

(g) make any loan, advance or investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any Person other than (i) advances to non-executive employees of the Company in the ordinary course of business in an aggregate amount to exceed $25,000 or (ii) loans or advances to, or investments in, its wholly-owned Subsidiaries;

(h) create, incur, assume, suffer to exist or otherwise be liable with respect to any material indebtedness for borrowed money or guarantees thereof other than indebtedness incurred by the Company or any of its wholly-owned Subsidiaries under the Company Credit Facility in the ordinary course of business consistent with past practices;

(i) materially amend or change the Company Credit Facility;

(j) other than a Contract with a physician that will be either an employee or an independent physician affiliate of the Company, (i) enter into any Contract that would have been a Company Material Contract were the Company or any of its Subsidiaries a party or subject thereto on the date of this Agreement, (ii) enter into, or assume the rights of, any Contract with a management service organization or a provider service network; or (iii) terminate or amend in any material respect any Company Material Contract or waive any material right thereunder;

(k) terminate, suspend, abrogate, amend or modify in any material respect any material Company Permit;

(l) abandon, cancel or allow to lapse or fail to maintain or protect any material registered Company Owned Intellectual Property, provided, however, that the foregoing shall not be construed as an acknowledgement that the Company owns any material registered Company Owned Intellectual Property;

(m) except as required by Applicable Law or existing Employee Plans (i) grant or increase any severance or termination pay to (or amend any existing arrangement with) any of their respective directors, officers or employees; (ii) increase benefits payable under any severance or termination pay policies or employment agreements existing as of the date of this Agreement; (iii) enter into any plan, program, policy, Contract, arrangement or agreement that would be an Employee Plan if in existence on the date hereof or otherwise amend, modify or terminate any Employee Plan (except as expressly required by Section 1.05); (iv) establish, adopt or amend (except as required by Applicable Law) any collective bargaining arrangement; (v) increase the compensation, bonus or other benefits payable to any of their respective directors or executives in an aggregate amount not to exceed $25,000; (vi) hire any non-physician employee with an annual base salary in excess of $125,000; or (vii) hire any physician employee (in his or her capacity as a physician) with an annual base salary in excess of $200,000, provided, however, that the Company shall be permitted to replace an employee who leaves the Company (a “Replaced Employee”) with a new employee at a salary equal to or less than the salary of the Replaced Employee at the time of the Replaced Employee’s departure from the Company;

(n) make any material change in any method of accounting or accounting principles or practice, except for any such change required by reason of a concurrent change in GAAP or Regulation S-X under the 1933 Act, as approved by its independent public accountants;

(o) make, change, or rescind any election relating to material Taxes, settle or compromise any material claim relating to Taxes, or, except as required by Applicable Law, amend any material Tax Return;

(p) settle, or offer or propose to settle, any Proceeding involving or against the Company or any of its Subsidiaries, other than settlements or offers or proposals to settle Proceedings that (i) result in payments, individually or in the aggregate, by the Company of less than $250,000, exclusive of any settlement costs covered by insurance and (ii) do not implicate or otherwise affect any Company Permit or otherwise materially and adversely affect the Company;

(q) enter into any Material Company Lease or terminate or surrender any existing Material Company Lease, in respect of any Material Company Real Property other than extensions of existing Material Company Leases in the ordinary course of business consistent with past practice;

(r) acquire any real property or dispose of, by sale or otherwise, any Owned Real Property in transaction involving consideration, individually or in the aggregate, in excess of $250,000;

(s) amend, modify or extend any Material Company Lease in respect of any Material Company Real Property in any material respect or in any manner which would impose on the Company or any of its Subsidiaries a material financial obligation thereunder that does not currently exist;

(t) except as provided in Section 7.01(d), convene any regular (except to the extent required by Applicable Law or Order) or special meeting (or any adjournment thereof) of the shareholders of the Company; or

(u) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall be deemed to give, directly or indirectly, Parent the right to control or direct the Company’s or any of its Subsidiaries’ operations prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.02.  No Solicitation; Other Offers.

(a) The Company represents that, effective June 3, 2011, the Company and its Subsidiaries, and their respective Affiliates and Representatives, ceased any discussions, activities or negotiations with any Person or Persons (other than Parent or Merger Sub or their Representatives) that may have been ongoing at that time with respect to any Acquisition Proposal or seeking an Acquisition Proposal and, through the date hereof, none of them conducted any such discussions, or engaged in any such activities or negotiations. Subject to Section 5.02(b) and Section 5.02(e), from and after the date hereof until the earlier to occur of the Effective Time or the termination of this Agreement pursuant to Section 9.01:

(i) the Company shall not, and shall cause its Subsidiaries and its and their respective officers, directors, employees, investment bankers, attorneys, accountants, consultants and other authorized agents, advisors or representatives (collectively, “Representatives”) not to, directly or indirectly, (A) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal, (B) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, any Third Party that is seeking to make, or has made, an Acquisition Proposal, (C) (1) withdraw, modify or amend, or announce that it proposes to withdraw, modify or amend, in a manner adverse to the transactions contemplated by this Agreement, the Company Board Recommendation or (2) approve or recommend, or announce that it proposes to approve or recommend, any Acquisition Proposal (any of the foregoing in this clause (C), a “Company Adverse Recommendation Change”), (D) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, or other similar instrument (whether or not binding) constituting or relating to an Acquisition Proposal, or (E) grant any waiver or release under any standstill, confidentiality or similar agreement entered into by the Company or any of its Subsidiaries or any of their Affiliates or Representatives in connection with any actual or potential Acquisition Proposal; and

(ii) the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, cease immediately and terminate immediately any and all existing activities, discussions or negotiations, if any, with any Third Party with respect to any Acquisition Proposal.

(b) Notwithstanding the foregoing, prior to obtaining the approval of the Shareholders of the Company contemplated by Section 7.01(d), if the Company or its Representatives receive a bona fide unsolicited written Acquisition Proposal (that was not made as a consequence of any violation of Section 5.02 or of any standstill, confidentiality or similar agreement entered into by the Company or any of its Subsidiaries or any of their Affiliates or Representatives), the Company or its Representatives may participate in discussions with, request clarifications from, or furnish information to, any Person that makes such bona fide unsolicited written Acquisition Proposal if (A) such action is taken subject to a confidentiality agreement with the Company containing provisions that are no less restrictive than the comparable provisions of the Confidentiality Agreement (and does not omit restrictive provisions contained in the Confidentiality Agreement), (B) the Company Board reasonably determines in good faith, after consultation with a nationally recognized financial advisor and outside nationally recognized legal counsel (which may be the Company’s current outside legal counsel), that the transaction that is the subject of the Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal and (C) the Company Board reasonably determines in good faith, after consultation with outside nationally recognized legal counsel (which may be the Company’s current outside legal counsel), that there is a reasonable likelihood that failure to take such actions would be inconsistent with its fiduciary duties under Applicable Law.

(c) The Company shall enforce, to the fullest extent permitted under Applicable Law, the provisions of any standstill, confidentiality or similar agreement entered into by the Company or any of its Subsidiaries or their respective Representatives in connection with any actual or potential Acquisition Proposal, including where necessary, seeking to obtain injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.

(d) Nothing contained herein shall prevent the Company Board from complying with requirements of Rule 14e-2(a) under the 1934 Act or complying with the requirements of Rule 14d-9 under the 1934 Act with regard to an Acquisition Proposal, so long as any action taken or statement made to so comply is consistent with Section 5.02(a). For the avoidance of doubt, a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act, an express rejection of any applicable Acquisition Proposal or an express reaffirmation of its recommendation to the shareholders of the Company in favor of the Merger shall not be deemed to be a Company Adverse Recommendation Change.

(e) The Company Board shall not (i) effect a Company Adverse Recommendation Change, (ii) cause the Company to accept any Acquisition Proposal and/or enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, or other similar instrument (whether or not binding) constituting or relating to an Acquisition Proposal or (iii) resolve to do any of the foregoing; provided, however, that the Company Board shall be entitled to effect a Company Adverse Recommendation Change prior to the time the shareholders of the Company adopt this Agreement as contemplated by Section 7.01(d) if (x) the Company has complied with its obligations under this Section 5.02, (y) the Company Board determines in good faith, after consultation with (1) a nationally recognized financial advisor and outside nationally recognized legal counsel (which may be the Company’s current outside legal counsel), that the transaction that is the subject of the Acquisition Proposal, if any, is, or could reasonably be expected to lead to, a Superior Proposal and (2) outside nationally recognized legal counsel (which may be the Company’s current outside legal counsel), that there is a reasonable likelihood that failure to take such action would be inconsistent with its fiduciary duties under Applicable Law and (z) at least five Business Days prior to taking such action, the Company Board shall have advised Parent in writing that the Company Board intends to consider withdrawing, modifying or amending its Company Board Recommendation together with the specific reasons therefore, given Parent an opportunity to appear before it at a meeting (which may be telephonic or by video conference and of which Parent will have been given at least three Business Days’ prior notice) and present reasons why the Company Board should not withdraw, modify or amend its Company Board Recommendation and negotiate in good faith with Parent with the intent of enabling the parties to agree to a modification of the terms and conditions of this Agreement so that the Transactions will be on the terms such that the Company Board shall not be obligated to, and shall not, withdraw, modify or amend its Company Board Recommendation. Any such withdrawal, modification or amendment shall not include changing the approval of the Company Board for purposes of causing any Anti-takeover Statute or other similar Applicable Law to be applicable to the Merger. Unless and until this Agreement is terminated pursuant to Section 9.01(e) or Section 9.01(g) or otherwise, nothing contained in this Section 5.02(e) shall affect the Company’s obligation to hold and convene the Company Shareholder Meeting and to submit this Agreement for adoption by the shareholders of the Company (regardless of whether the Company Board Recommendation shall have been withdrawn, modified or amended).

(f) The Company shall notify Parent promptly (but in no event later than twenty-four hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any inquiry that could be reasonably expected to lead to an Acquisition Proposal or of any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that to the Knowledge of the Company may be considering making, or has made, an Acquisition Proposal, which notice shall be provided in writing and shall identify the person making, and the terms and conditions of, any such Acquisition Proposal, inquiry or request (including any material changes thereto and copies of any written materials received from such Third Party or its Representatives in connection therewith). The Company shall keep Parent fully informed of any material change to any Acquisition Proposal, inquiry or request for information. The Company shall promptly provide to Parent any non-public information concerning the Company provided to any other Person in connection with any Acquisition Proposal or any inquiry with respect to any Acquisition Proposal or any inquiry which was not previously provided or made available to Parent.

(g) The Company shall promptly request in writing that each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Company or any portion thereof in the twelve months prior to the date hereof, return to the Company all materials containing confidential information heretofore furnished to such Person by or on behalf of the Company or destroy such materials.

Section 5.03.  Access to Information; Confidentiality.

(a) From the date of this Agreement until the Effective Time and subject to Applicable Law, the Company shall, and shall cause its Subsidiaries to, upon reasonable notice and request, (i) give to Parent and its Representatives and the Financing Parties reasonable access during normal business hours to its offices, properties, books and records, (ii) furnish to Parent and its Representatives and the Financing Parties, such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its Representatives to cooperate with Parent and its Representatives and the Financing Parties in its investigation; provided, however, that all such notices or requests by Parent and its Representatives shall be made directly to the Chief Financial Officer of the Company or his designees; provided, further, however, that prior to the disclosure of any such information or granting of any such access to a Financing Party, either such Financing Party shall have entered into a reasonably acceptable confidentiality agreement with the Company or Parent shall have entered into a written agreement, whereby it agrees to be fully responsible for the disclosure of any such information by any such Financing Party in breach of the Confidentiality Agreement. Any investigation pursuant to this Section 5.03 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. Nothing contained in this Section 5.03 shall, prior to the Effective Time, require the Company to take any action that would, in the good faith judgment of the Company, constitute a waiver of the attorney-client or similar privilege or trade secret protection held by the Company or any of its Subsidiaries or violate confidentiality obligations owing to Third Parties; provided, however, that the Company shall make a good faith effort to accommodate any request from Parent and its Representatives for access or information pursuant to this Section 5.03 in a manner that does not result in such a waiver or violation (including by entering into joint defense or similar agreements with respect thereto).

(b) All information furnished pursuant to this Section 5.03 shall be subject to the letter agreement dated December 20, 2006 as amended by letter agreements dated March 25, 2008, April 7, 2008, February 5, 2010 (and reaffirmed on June 3, 2011) and June 15, 2011, between Parent and the Company (the “Confidentiality Agreement”). The parties acknowledge and agree that nothing in the Confidentiality Agreement shall be deemed to restrict Parent from engaging in discussions and negotiations or making proposals as contemplated by Section 5.02(e).

Section 5.04.  Shareholder Litigation.  The Company shall not settle any shareholder litigation against the Company and/or its directors relating to this Agreement and the transactions contemplated hereunder without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned) and the Company shall use its reasonable best efforts to keep Parent reasonably informed with respect to the status of, and any material developments in, any such litigation.

Section 5.05.  Real Estate Matters.  Parent, at its sole discretion and expense, may order preliminary title reports from one or more nationally recognized title companies (the “Title Companies”) with respect to any of the Real Property (the Real Property covered by such reports being referred to herein as the “Titled Property”). The Company, at no expense to the Company, shall use reasonable best efforts in connection with Parent’s efforts to obtain title insurance policies pursuant thereto on behalf of itself and/or the Financing Parties, including, by providing customary affidavits and indemnities as are required by the Title Companies and in a form reasonably acceptable to the Company for the deletion or modification of standard or printed exceptions regarding construction liens, parties in possession and unrecorded title matters so as to remove the “gap” in any title insurance policies issued pursuant thereto, that are customarily deleted by virtue of a seller delivering such instruments in commercial real estate transactions in the state or province in which the Titled Property is located. Such cooperation shall include providing Parent and the Title Companies copies of, with respect to Titled Property, reasonably requested existing surveys, existing title commitments and title insurance policies, to the extent the same are in the possession of the Company or its Subsidiaries and to the extent the same are not publicly available. Neither the Company nor its Subsidiaries shall have any obligation to cure any title matters.

Section 5.06.  D&O Insurance.  Prior to the Effective Time, the Company shall purchase a prepaid six-year officers’ and directors’ “tail” liability policy (“D&O Insurance”) on terms and conditions that are substantially similar to the Company’s existing officers’ and directors’ liability policy and providing coverage benefits that are not materially more or less favorable to the Indemnified Persons than the Company’s current such policy.

Section 5.07.  Rule 16b-3.  The Company shall, and shall be permitted to, take all actions to cause any dispositions of equity securities of the Company by each individual who is a director or officer of the Company, and who would otherwise be subject to Rule 16b-3 under the 1934 Act, to be exempt under Rule 16b-3 under the 1934 Act.

Section 5.08.  Company Board of Directors.  Prior to the Closing, the Company shall obtain the resignation of each of the officers and directors of the Board of Directors of the Company effective upon the Effective Time.

Section 5.09.  Evidence of Closing Cash and Adjustment Amount.  Promptly following any request of Parent, the Company shall provide Parent with a report setting forth the Company Cash and the Adjustment Amount (and the amount of each component thereof) (a “Cash Report”).

ARTICLE 6

COVENANTS OF PARENT

Section 6.01.  Conduct of Parent.  From the date of this Agreement until the Effective Time, Parent shall not, except with the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) amend its Organizational Documents in a manner materially adverse to holders of Company Common Stock;

(b) (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other securities (other than dividends or distributions by any of its wholly-owned Subsidiaries) or (iii) redeem or repurchase any share of its capital stock or other securities at a price materially above market price; provided, however, that Parent may declare and distribute to its shareholders a dividend in the form of rights, in connection with the execution and implementation of a shareholder rights plan;

(c) acquire from any other Person (including by merger, consolidation, or otherwise) any equity interest or any material assets of any corporation, partnership, other business organization or any division thereof having a fair market value in excess of $20,000,000 in the aggregate;

(d) adopt or enter into a plan of complete or partial liquidation or dissolution;

(e) intentionally take any action that is intended, to the Knowledge of Parent at the time the action is taken, to result in any of the conditions set forth in Article 8 not being satisfied; or

(f) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall be deemed to give, directly or indirectly, the right to control or direct Parent’s or any of its Subsidiaries’ operations prior to the Closing. Prior to the Closing, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.02.  Obligations of Merger Subsidiary.  Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement.

Section 6.03.  Director and Officer Liability.  The Surviving Corporation hereby agrees, to do the following:

(a) For six years after the Effective Time, Parent shall cause the Surviving Corporation to, indemnify and hold harmless each current and former officer and director of the Company and its Subsidiaries (each, together with such Person’s heirs, executors or administrators, an “Indemnified Person”) against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Person to the fullest extent permitted by Applicable Law; provided, however, that such advance shall be conditioned upon the Surviving Corporation’s receipt of an undertaking by or on behalf of the Indemnified Person to repay such amount if it shall be ultimately determined by final judgment of a court of competent jurisdiction that the Indemnified Person is not entitled to be indemnified pursuant to this Section 6.03(a)), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, arbitration, proceeding or investigation in respect of or arising out of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, in connection with such Indemnified Person’s service as an officer or director of the Company or its Subsidiaries or as a fiduciary of such plan, to the fullest extent permitted by Florida Law or any other Applicable Law or provided under the Company’s Organizational Documents in effect on the date hereof; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law. In the event of any such action, Parent and the Surviving Corporation shall cooperate with the Indemnified Person in the defense of any such action.

(b) All rights in existence under the Company’s and its Subsidiaries’ Organizational Documents in effect on the date of this Agreement regarding elimination of liability of directors, indemnification and exculpation of officers, directors and employees and advancement of expenses to them shall survive the Merger and shall continue in full force and effect in accordance with their terms, and shall not be modified or amended, in a manner adverse to any Indemnified Person, for a period of six years from the Effective Time, it being understood that nothing in this sentence shall require any amendment to the Organizational Documents of the Surviving Corporation.

(c) If Parent, the Surviving Corporation or any of its successors or assigns (i)consolidates with or merges into any other Person and shall not be the continuing or the Surviving Corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.03.

(d) The rights of each Indemnified Person under this Section 6.03 shall be in addition to any rights such Person may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

ARTICLE 7

COVENANTS OF PARENT AND THE COMPANY

Section 7.01.  Form S-4 and Proxy Statement; Shareholders Meetings.

(a) Form S-4 and Proxy Statement.  As soon as practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and file with the SEC a proxy statement/prospectus (as amended or supplemented from time to time, the “Proxy Statement”), to be sent to the holders of Company Common Stock relating to the meeting of such holders (the “Company Shareholder Meeting”) to be held to consider adoption of this Agreement and (ii) Parent shall prepare and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Proxy Statement will be included as a prospectus, in connection with the registration under the 1933 Act of Parent Common Stock to be issued in the Merger. Each of the Form S-4 and the Proxy Statement shall comply as to form, in all material respects, with the applicable provisions of the Securities Act and the Exchange Act, and shall be in form and substance reasonably satisfactory to the Company and Parent prior to filing. Each of the Company and Parent shall use reasonable best efforts to have the Form S-4 declared effective under the 1933 Act as promptly as practicable after such filing, keep the Form S-4 effective for so long as necessary to complete the Merger or, if earlier, until this Agreement is terminated and to ensure that it complies in all material respects with the applicable provisions of the 1933 Act and the 1934 Act. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable after the Form S-4 is declared effective under the 1933 Act. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to the Proxy Statement will be made by the Company or Parent, in each case, without providing the other party and its respective counsel the reasonable opportunity to review and comment thereon. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between such party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order or the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and the parties shall cooperate in the prompt filing with the SEC of an appropriate amendment or supplement describing such information and, to the extent required by Applicable Law, in the disseminating of the information contained in such amendment or supplement to the shareholders of the Company.

(b) The information relating to the Company and its Subsidiaries to be contained in the Proxy Statement, the S-4 and any amendments thereof or supplements thereto, and the information relating to the Company and its Subsidiaries that is provided by the Company and its Representatives for inclusion in any other document filed with any other regulatory agency in connection herewith, shall not at (i) the time the S-4 is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of the Company, (iii) the time of the Company Shareholder Meeting, or (iv) the Effective Time contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (provided that the foregoing covenant is not made with respect to information provided by Parent or its Representatives for inclusion in such documents). If, at any time prior to the Effective Time, any event or circumstance relating to the Company or any of its Subsidiaries, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the S-4 or Proxy Statement, the Company shall promptly inform Parent, and the parties shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement.

(c) The information relating to Parent and its Subsidiaries that is provided by Parent or its Representatives for inclusion in the Proxy Statement, the S-4, and any amendments thereof or supplements thereto, and the information relating to Parent and it Subsidiaries that is provided by Parent and its Representatives for inclusion in any other document filed with any other regulatory agency in connection herewith, shall not at (i) the time the S-4 is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of the Company, (iii) the time of the Company Shareholder Meeting, or (iv) the Effective Time contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (provided that the foregoing covenant is not made with respect to information provided by the Company or its Representatives for inclusion in such documents). If, at any time prior to the Effective Time, any event or circumstance relating to Parent or any of its Subsidiaries, its officers or directors, should be discovered by Parent which should be set forth in an amendment or a supplement to the S-4 or Proxy Statement, Parent shall promptly inform the Company, and the parties shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement.

(d) Company Shareholder Meeting.  The Company shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold the Company Shareholder Meeting in accordance with Applicable Law and the Organizational Documents of the Company for the purpose of obtaining the Company Shareholder Approval, which meeting shall be held no more than thirty (30) days after the mailing of the Proxy Statement (unless Parent shall consent to a different date). Subject to the right of the Company Board to make a Company Adverse Recommendation Change in accordance with Section 5.02(e), the Company shall use its reasonable best efforts (including postponing or adjourning the Company Shareholder Meeting to obtain a quorum or to solicit additional proxies, but for no other reason without the prior consent of Parent, such consent not to be unreasonably withheld) to obtain the Company Shareholder Approval. Subject to Section 5.02(e), the Company

Board shall include the Company Board Recommendation in the Proxy Statement. The Company agrees that it shall not submit to the vote of the shareholders of the Company at the Company Shareholder Meeting any matters other than approval of the Merger and the adoption of this Agreement and such other matters as may be required under Applicable Law to be considered at such meeting or otherwise reasonably approved by Parent.

Section 7.02.  Reasonable Best Efforts; Antitrust Filings.

(a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate in the most expeditious manner possible the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) taking all appropriate actions, and doing, or causing to be done, all things necessary, proper or advisable under Applicable Law to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable best efforts to obtain and maintain all approvals, consents, registrations, permits, licenses, certificates, variances, exemptions, orders, franchises, authorizations and other confirmations of all Governmental Authorities or other Third Parties that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and to fulfill the conditions to the transactions contemplated by this Agreement, (iii) defending any Proceedings, investigations or inquiries threatened or commenced by any Governmental Authority relating to the transactions contemplated by this Agreement, including seeking to have any stay, temporary restraining order or preliminary injunction entered by any Governmental Authority vacated or reversed, and (iv) cooperating to the extent reasonable with the other parties hereto in their efforts to comply with their obligations under this Agreement.

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within seven Business Days after the date of this Agreement and all other filings required (i) under any applicable non-US antitrust or competition laws (together with the Notifications and Report Forms pursuant to the HSR Act, the “Antitrust Filings”) and (ii) under any other applicable competition, merger control, antitrust or similar law that the Company and Parent deem advisable or appropriate with respect to the transactions contemplated hereby as promptly as practicable and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(c) In addition, each of Parent and the Company shall use their respective reasonable best efforts to take or cause to be taken all actions necessary, proper or advisable to obtain any consent, waiver, approval or authorizations relating to the HSR Act or similar non-US laws that are required for the consummation of the transactions contemplated by this Agreement, which efforts shall include taking all such reasonable actions and doing all such things reasonably necessary to (i) resolve any objections, if any, as any Governmental Authority may assert under Section 7 of the Clayton Act or similar non-US laws with respect to the transactions contemplated by this Agreement and (ii) avoid or eliminate each and every impediment under the HSR Act or similar non-US laws that may be asserted by any Governmental Authority so as to enable the transactions contemplated by this Agreement to be consummated as soon as possible after the date hereof, including for purposes of the preceding clauses (i) and (ii), such reasonable undertakings and commitments as may be reasonably requested by any Governmental Authority, in sufficient time to allow the conditions to the Merger to be satisfied on or before the End Date. Notwithstanding anything to the contrary in this Agreement, in connection with any filing or submission required or action to be taken by either Parent or the Company to consummate the Merger or in connection with Section 7.02, in no event shall (A) Parent or any of its Subsidiaries be obligated to propose or agree to accept any undertaking or condition, enter into any consent order, make any divestiture or accept any operational restriction, or take or commit to take any action (1) the effectiveness or consummation of which is not conditional on the consummation of the Merger, (2) that is not necessary at such time to permit the Effective Time to occur by the last Business Day before the End Date, or (3) that individually or in the aggregate is or would reasonably be expected to be material to (x) the Company and its Subsidiaries taken as a whole or to Parent and its Subsidiaries taken as a whole or (y) Parent’s ownership or operation of the business or assets of the Company and its Subsidiaries, taken as a whole or (B) the

Company or any of its Subsidiaries, without the prior written consent of Parent, propose or agree to accept any undertaking or condition, enter into any consent decree or make any divestiture or accept any operational restriction. The Company shall agree, if requested by Parent in writing, to commit to take any of the foregoing actions with respect to the assets or business of the Company; provided, however, that any such action shall be conditioned upon the consummation of the Merger.

(d) Notwithstanding anything in this Agreement to the contrary, Parent shall be responsible for any and all filing fees with respect to the Antitrust Filings.

(e) Parent shall take the lead in directing strategy, subject to reasonable consultation with the Company, in connection with all matters relating to Antitrust Filings and the expiration of waiting periods.

Section 7.03.  Certain Filings.

(a) The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Form S-4 and the Proxy Statement and applications and notices for the consents required that are listed in Section 3.03(a) of the Company Disclosure Schedule, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material Contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Proxy Statement and seeking timely to obtain any such actions, consents, approvals or waivers.

(b) Each of Parent and the Company shall promptly notify the other party of any material notice or other material communication it or any of its Subsidiaries receives from any Governmental Authority or any Third Party relating to the matters that are the subject of this Agreement and permit the other party to review in advance any proposed communication by such party to any Governmental Authority or Third Party and shall provide each other with copies of all correspondence, filings or communications between them or any of their Representatives and any Governmental Authority or Third Party. Neither Parent nor the Company shall agree to participate in any meeting with any Governmental Authority or Third Party in respect of any such filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting.

Section 7.04.  Public Announcements.  Parent and the Company shall consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference or conference call before such consultation.

Section 7.05.  Stock Exchange De-listing.  Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Law and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Company Common Stock from NYSE and the deregistration of the Company Common Stock under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten Business Days after the Closing Date.

Section 7.06.  Financing.

(a) Parent shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Commitment Letter, including (i) using its reasonable best efforts to negotiate and enter into definitive agreements with respect thereto on terms and conditions contemplated in the Commitment Letter provided to the Company pursuant to Section 4.16, (ii) fully paying any and all commitment fees or other fees required by the Commitment Letter when due pursuant to the provisions thereof, (iii) using its reasonable best efforts to satisfy all conditions applicable to Parent in the Commitment Letter and such definitive agreements, (iv) using its reasonable best efforts to comply with its obligations under the Commitment Letter and (v) enforcing its rights under the Commitment Letter. Parent shall keep the Company reasonably informed and in reasonable detail (including, upon written request of the Company, providing the Company with copies of all definitive documents related to the Financing (other than the fee letters associated therewith) with respect to all material developments concerning the Financing. Without limiting the generality of the foregoing, Parent shall give the Company prompt written notice (which in any event shall not exceed two Business Days) (w) of any material breach or default by any party to any of the Commitment Letter or definitive agreements related to the Financing of which Parent has Knowledge, (x) of the receipt of any written notice from any Financing Party with respect to any actual or potential material breach, default, termination or repudiation by any party to any of the Commitment Letter or definitive agreements related to the Financing or of any provisions of the Commitment Letter or definitive agreements related to the Financing, or (y) of any material dispute or disagreement of which Parent has Knowledge between or among any parties to any of the Commitment Letter or definitive agreements related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing and (z) if at any time management of Parent believes it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by the Commitment Letter or definitive agreements related to the Financing. As soon as reasonably practicable (which in any event shall not exceed two Business Days), Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (w), (x), (y) or (z) of the immediately preceding sentence; provided, however, that Parent need not provide any information which, after consultation with its legal counsel, it has determined to be privileged or that is requested for purposes of litigation against Parent. Notwithstanding the foregoing, Parent shall have the right from time to time to (i) amend, replace, supplement or otherwise modify, or waive any of its rights under, the Commitment Letter or definitive financing agreements and/or (ii) substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternative financing sources (“Alternative Financing”); provided, however, that Parent shall not permit any such amendment, replacement or modification to be made to, or any waiver of any material provision or remedy under, the Commitment Letter that, in each case, would reduce the aggregate amount of the Financing under the Commitment Letter (except as set forth in the proviso below), amend the conditions to the drawdown of the Financing in a manner adverse to the interests of the Company in any material respect, or which would otherwise in any other respect reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed); provided further, however, Parent may reduce the aggregate amount of the Financing under the Commitment Letter, to the extent that Parent reasonably expects that it will, at Closing, have secured or received such amount of cash proceeds as is necessary to consummate the Merger (through the Financing, any Alternative Financing and/or Closing Cash). Parent shall promptly deliver to the Company copies of any such amendment, modification or waiver. References to “Financing” shall include the financing contemplated under the Commitment Letter as permitted by this Section 7.06 to be amended, modified, supplemented or replaced (including any Alternative Financing permitted hereunder) and references to “Commitment Letter” shall include such documents as permitted by this Section 7.06 to be amended, modified or replaced in each case from and after such amendment, modification or replacement.

(b) The Company shall provide, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause each of its and their respective Representatives, including legal, tax, regulatory and accounting representatives and advisors, to provide, all reasonable cooperation requested by Parent and/or the Financing Parties in connection with the Financing, including: (i) as promptly as practicable, providing to Parent and the lenders and other financial institutions and investors that are or may become parties to the Financing (the “Financing Parties”) following Parent’s request, financial statements and other information related to the Company or its Subsidiaries required by Regulation S-K and Regulation S-X under the 1933 Act, including (x) within the time periods Parent would be required to file with the SEC under the 1934 Act, audited consolidated financial statements for the most recently ended fiscal year and unaudited interim consolidated financial statements for each quarterly period ended thereafter, in each case, of the Company and its Subsidiaries; (y) information related to the Company or its Subsidiaries reasonably necessary for Parent to produce pro forma financial statements and pro forma adjustments for the period specified in (x) above and for the 12-month period ended on the last day of the most recently ended quarter (including without limitation (a) a pro forma consolidated balance sheet and related pro forma consolidated statement of income of Parent and its Subsidiaries as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days prior to the Closing Date; (b) the combined estimated pro forma financial statements for Parent and the Company for the year 2011, including revenue and

EBITDA for Parent and the Company by quarter for 2011; and (c) Parent’s consolidated financial projections for the six-year period commencing for the calendar year following the Closing Date, in each case prepared after giving effect to the Merger as if it had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements) (it being acknowledged that Parent shall be responsible for such pro forma financial statements, pro forma adjustments and information relating specifically to the Financing included in liquidity and capital resources disclosure and risk factors relating to the Financing) for registered offerings on Form S-1; and (z) unaudited consolidated balance sheets and related statements of income, changes in equity and cash flows of the Company for each subsequent month after April 30, 2011 ended at least 30 days before the Closing Date (information required to be delivered pursuant to this clause (i) being referred to as the “Required Information”); (ii) participating in a reasonable number of meetings, road shows, presentations and due diligence sessions (including accounting due diligence sessions and sessions with rating agencies); (iii) assisting in the preparation of documents and materials, including (A) any customary offering documents and bank information memoranda and (B) materials for rating agency presentations; (iv) cooperating with Parent’s marketing efforts for the Financing including consenting to the use of the Company’s and its Subsidiaries’ logos; (v) providing authorization letters to the Financing Parties authorizing the distribution of information to prospective lenders and containing a representation to the Financing Parties that the public side versions of such documents, if any, do not include material non-public information about the Company or its Affiliates or securities; (vi) executing and delivering, and causing its Subsidiaries to execute and deliver, or using its reasonable best efforts to obtain customary certificates (including solvency certificates), customary evidence of authorization, good standing certificates (to the extent applicable), auditor comfort letters, surveys, title insurance or such other documents and instruments relating to the Financing as may be reasonably requested by Parent (including customary endorsements naming any of the Financing Parties as an additional insured or loss payee, as the case may be, under all insurance policies to be maintained with respect to the properties forming part of the collateral for periods occurring after the Effective Time); (vii) reasonably cooperating with Parent’s legal counsel in connection with any customary legal opinions that such legal counsel may be required to deliver in connection with the Financing; (viii) assisting Parent and its Representatives in the preparation of definitive financing agreements (including disclosure schedules) and interest rate hedge agreements as may be reasonably requested by Parent or required in connection with the Financing and taking all actions reasonably necessary for the Company and/or its Subsidiaries to become guarantors and pledgors thereunder at the Effective Time in accordance with the terms thereof, including with respect to the granting of and perfection of liens on assets and properties of the Company and its Subsidiaries at or following the Closing to the extent required under the definitive financing agreements, and executing and delivering, or causing its Subsidiaries to execute and deliver, such definitive financing agreements as necessary (provided that no obligation of the Company or any of its Subsidiaries under any such agreements shall be effective until the Effective Time); (ix) using its reasonable best efforts to cooperate with the Financing Parties’ due diligence and investigation, including legal, business and tax due diligence, evaluation of cash management systems and assets for the purpose of establishing collateral arrangements, and customary field audits and appraisals, in a manner not unreasonably interfering with the business of the Company (provided that the Company shall have no liability with respect thereto until the Effective Time other than this Agreement); (x) assisting Parent and its Representatives in connection with the preparation of an initial borrowing base certificate as required under the Financing; and (xi) providing all documentation and other information about the Company and each of its Subsidiaries at least five days prior to the Closing Date as is reasonably requested in writing by Parent relating to applicable “know your customer” and anti-money laundering rules and regulations including, without limitation, the USA PATRIOT Act; provided, however, that any non-public or other confidential information provided by the Company pursuant to this Section 7.06 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent shall be permitted to disclose such information in accordance with the Commitment Letter or the Financing.

(c) If at any time from the date of this Agreement until the Effective Time, (x) the Company shall have publicly announced any intention to restate any material financial information included in the Required Information or that any such restatement is under consideration or (y) to the Knowledge of the Company, the Required Information would not be Compliant or (z) upon written notice from the Parent that the Required Information is not Compliant, then in each case, the Company shall use its reasonable best efforts to promptly provide Parent and the Financing Parties with Required Information that is Compliant.

(d) Parent (i) shall promptly, upon request by the Company, reimburse the Company for one-half (1/2) all reasonable out of pocket costs (including reasonable attorneys’ and accountants’ fees) incurred by the Company, any of its Subsidiaries or their respective Representatives in connection with the cooperation of the Company, its Subsidiaries and their respective Representatives contemplated by this Section 7.06 (other than in connection with the provision of information that the Company would have prepared in the ordinary course for inclusion in the Company SEC Documents), (ii) acknowledges and agrees that the Company, its Subsidiaries and their respective Representatives shall not incur any liability to any Person prior to the Effective Time under the Financing and (iii) shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except (A) with respect to any information provided by the Company or any of its Subsidiaries in writing for inclusion in customary offering documents and (B) for any of the foregoing to the extent the same is the result of willful misconduct, gross negligence or bad faith of the Company, any such Subsidiary or their respective Representatives.

(e) Notwithstanding anything herein to the contrary, none of the Financing Parties, or their former, current and future equity holders, controlling persons, agents, advisors, Representatives or Affiliates or the heirs, executors, successors and assigns of any of the foregoing other than Parent and Merger Subsidiary (the Financing Parties and each such Person and all such Persons, the “Financing Parties Related Parties”) shall have any liability or obligation to pay any damages to the Company or the holders of Company Common Stock or any of their respective former, current and future equity holders, controlling persons, agents, advisors, Representatives or Affiliates or the heirs, executors, successors and assigns of any of the foregoing in respect of any breach or failure to comply with the terms of the Commitment Letter or definitive agreements related to the Financing or otherwise in connection with the Financing. Neither the Company nor any holder of Company Common Stock nor any Affiliate thereof will, directly or indirectly, bring or otherwise support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise (including by or through Parent or its Affiliates), against any one or more of the Financing Parties Related Parties in any way arising out of or otherwise in respect of or relating to this Agreement or any related agreement, certificate or other document delivered in connection herewith or therewith or any of the transactions contemplated hereby or thereby or any matter otherwise related hereto or thereto, including but not limited to any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof. For purposes of this Section 7.06(e), the Financing Parties Related Parties shall be, and shall be deemed to be, third-party beneficiaries under this Agreement.

(f) The Company shall use reasonable best efforts to negotiate a payoff letter from the agent under the Company Credit Facility, in customary form reasonably acceptable to Parent, with respect to any and all obligations of the Company and its Subsidiaries under the Company Credit Facility (the “Company Revolver Indebtedness”) which payoff letter shall (i) indicate the total amount required to be paid to fully satisfy all principal and interest as well as any prepayment premiums, penalties, breakage costs or similar obligations related to such Company Revolver Indebtedness as of the anticipated Closing Date (and daily accrual thereafter) (the “Payoff Amount”) and (ii) state that all liens and all guarantees in connection therewith relating to the assets of the Company or any Subsidiary of the Company shall be, upon the payment of the Payoff Amount on the Closing Date, released and terminated; provided, however, in the case of clauses (i) and (ii) of this Section 7.06(f), other than in respect of obligations that customarily continue subsequent to the satisfaction of amounts then outstanding under credit facilities on the Closing Date (the payoff letter described in this sentence being referred to as the “Payoff Letter”). The Company shall use its reasonable best efforts to deliver a copy of the Payoff Letter to Parent no less than two Business Days prior to the delivery thereof to such agent, and in any case no less than two Business Days prior to the Closing Date. The Company shall, and shall cause its Subsidiaries to, deliver all notices and take all other reasonable actions requested by Parent to facilitate the termination of commitments under the Company Credit Facility, effective as of the Effective Time, the repayment in full of all obligations then outstanding thereunder (using funds provided by Parent) and the release of all encumbrances and termination of all guarantees (other than customarily continuing obligations thereunder) in connection therewith on the Closing Date, effective as of the Effective Time (such termination, repayment and release, the “Credit Facility Termination”); provided, however, that in no event shall this Section 7.06(f) require the Company or any of its Subsidiaries to make any payment or incur any obligation or liability in connection with such Credit Agreement Termination or cause such Credit Agreement Termination unless the Closing shall have occurred and the Company shall have received funds to pay in full the Payoff Amount. In addition, to the extent Parent requests, the Company shall use its reasonable best efforts to obtain payoff letters in customary form for and with respect to any other indebtedness to be paid at Closing not covered by the foregoing.

Section 7.07.  Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 7.08.  Notices of Certain Events.  Each of the Company and Parent shall promptly notify the other of:

(a) any material notice or other communication from any Governmental Authority received by such party in connection with the transactions contemplated by this Agreement;

(b) any inaccuracy of any representation or warranty of such party contained in this Agreement at any time during the term of this Agreement that could reasonably be expected to give rise to a failure of the closing condition set forth in Section 8.02(a) or Section 8.03(a), as the case may be;

(c) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder that could reasonably be expected to give rise to a failure of the closing condition set forth in Section 8.02(b) or Section 8.03(b), as the case may be; and

(d) any change, effect, development or event that has or would reasonably be expected to have a Material Adverse Effect on such party;

provided, however, that the delivery of any notice pursuant to this Section 7.08 shall not limit or otherwise affect the remedies available hereunder to the party receiving that notice.

Section 7.09.  Anti-Takeover Statute.  If any Anti-Takeover Statute is or may become applicable to this Agreement (including the Merger and the other transactions contemplated hereby) or the Voting Agreement, each of Parent, the Company and Merger Sub and their respective Board of Directors shall grant all such approvals and take all such actions as are necessary so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

ARTICLE 8

CONDITIONS TO THE MERGER

Section 8.01.  Conditions to the Obligations of Each Party.  The obligations of the Company and Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent permissible, waiver) of the following conditions:

(a) Company Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b) No Order.  No Governmental Authority shall have obtained, enacted, issued, promulgated, enforced or entered any Applicable Law, arbitration award, finding or Order (whether temporary, preliminary or permanent), in any case that is in effect and prevents or prohibits consummation of the Merger.

(c) HSR Act.  (i) Any applicable waiting periods, together with any extensions thereof, under the (x) HSR Act and (y) other similar non-U.S. laws required to consummate the Merger shall have expired or been terminated and (ii) no Proceeding, investigation or inquiry initiated by a Governmental Authority shall be pending that is (x) challenging or seeking to prevent or prohibit consummation of the Merger or (y) seeking to impose any undertaking, condition or consent decree to compel any material divestiture or operational restriction, in each case under this clause (ii)(y) that Parent would not be obligated to agree to accept pursuant to Section 7.02(c).

(d) Financing.  Parent shall have secured or received, through the closing of the Financing and/or any Alternative Financing and/or Closing Cash, such amount of cash proceeds as is necessary to consummate the Merger.

(e) Form S-4.  The Form S-4 shall have become effective under the 1933 Act. No stop order suspending the effectiveness of the Form S-4 shall be in effect, and no proceedings for that purpose shall be pending or threatened, by the SEC.

(f) NYSE Amex Listing.  The shares of Parent Common Stock to be issued to holders of Company Common Stock upon consummation of the Merger shall have been authorized for listing on the NYSE Amex, subject to official notice of issuance.

Section 8.02.  Additional Conditions to Obligations of Parent and Merger Subsidiary.  The obligations of Parent and Merger Subsidiary to consummate the Merger are also subject to the satisfaction (or, to the extent permissible, waiver) of the following conditions:

(a) Representations and Warranties.  (i) The representations and warranties of the Company set forth in Section 3.01, Section 3.02, Section 3.04(a), and Section 3.05 shall be true and correct (in each case disregarding and without giving effect to all qualifications and exceptions contained therein related to materiality or Material Adverse Effect or any similar standard or qualification) in all material respects as of the date hereof and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct in all material respects as of such date) as though made on and as of the Effective Time; provided, however, that the representation made in Section 3.05 shall be deemed to be true and correct in all material respects if the inaccuracy will result in losses or expenses of less than $250,000; and (ii) all of the other representations and warranties of the Company contained in this Agreement, in each case disregarding and without giving any effect to all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct as of the date hereof and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

(b) Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer’s Certificate.  The Company shall have delivered to Parent a certificate, signed by an executive officer of the Company and dated as of the Closing Date, to the effect that the conditions set forth in Section 8.02(a) and Section 8.02(b) have been satisfied.

(d) Consents and Approvals.  The Company shall have obtained all of the consents and approvals listed in Schedule 8.02(d) of the Company Disclosure Schedule.

(e) Tax Certificate.  Parent shall have received an affidavit from the Company stating that the shares of Company Common Stock are not a “United States real property interest” within the meaning of Section 897(c) of the Code, dated as of the Closing Date and in form and substance required under Sections 1.897-2(h) and 1.1445-2(c) of the Treasury Regulations.

(f) Company Cash and Adjustment Amount.  (i) The sum of the Company Cash and the Adjustment Amount shall be equal to or greater than $51,700,000 and (ii) the Company shall have delivered to Parent a certificate (the “Company Closing Cash Satisfaction Certificate”), signed by an executive officer of the Company and dated no later than four Business Days prior to the End Date, to the effect that the condition set forth in Section 8.02(f)(i) will be satisfied through the earlier of (x) the Closing Date or (y) the End Date.

Section 8.03.  Additional Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction (or, to the extent permissible, waiver) of the following conditions:

(a) Representations and Warranties.  (i) The representations and warranties of Parent set forth in Section 4.01, Section 4.02, Section 4.04(a), and Section 4.05, shall be true and correct (in each case disregarding and without giving effect to all qualifications and exceptions contained therein related to materiality or Material Adverse Effect or any similar standard or qualification) in all material respects as of the date hereof and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct in all material respects as of such date) as though made on and as of the Effective Time; provided, however, that the representation made in Section 4.05 shall be deemed to be true and correct in all material respects if the inaccuracy will result in losses or expenses of less than $250,000; and (ii) all of the other representations and warranties of Parent contained in this Agreement, in each case disregarding and without giving any effect to all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct as of the date hereof and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

(b) Agreements and Covenants.  Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer’s Certificate.  Parent shall have delivered to the Company a certificate, signed by an executive officer of Parent and dated as of the Closing Date, to the effect that the conditions set forth in Section 8.03(a) and Section 8.03(b) have been satisfied.

ARTICLE 9

TERMINATION

Section 9.01.  Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding the receipt of Company Shareholder Approval):

(a) by mutual written agreement of the Company and Parent, by action of their respective Boards of Directors;

(b) by either Parent or the Company, if the Merger has not been consummated on or before November 1, 2011 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(b) shall not be available to any party if the failure of the Effective Time to occur by the End Date is due wholly or partly to the failure of that party to fulfill in all material respects all of its obligations under this Agreement;

(c) by the Company, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement, which breach or failure to perform (i) would cause any of the conditions set forth in Section 8.01 or Section 8.03 not to be satisfied and (ii) either cannot be cured or has not been cured prior to the earlier of (A) the fifteenth calendar day following receipt by Parent of written notice of such breach from the Company and (B) the calendar day immediately prior to the End Date;

(d) by Parent, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which breach or failure to perform (i) would cause any of the conditions set forth in Section 8.01 or Section 8.02 not to be satisfied and (ii) either cannot be cured or has not been cured prior to the earlier of (A) the fifteenth calendar day following receipt by Company of written notice of such breach from Parent and (B) the calendar day immediately prior to the End Date;

(e) by Parent, if (i) the Company Board effects a Company Adverse Recommendation Change, (ii) after an Acquisition Proposal has been made, the Company Board fails to affirm its recommendation and approval of this Agreement and the transactions contemplated hereby within three Business Days of any request by Parent to do so, or (iii) a tender offer or exchange offer constituting an Acquisition Proposal is commenced by a Third Party and the Company files a Schedule 14D-9 with respect to that tender offer or exchange offer in which the Company Board fails to recommend that the Company’s shareholders not tender their Company Common Stock in response to the tender offer or exchange offer;

(f) by either the Company or Parent, if at the Company Shareholder Meeting (including any adjournment or postponement thereof), the beneficial owner of Company Common Stock that is a party to the Voting Agreement does not vote in accordance with the Voting Agreement and the Company Shareholder Approval shall not have been obtained;

(g) by the Company, if a Superior Proposal is received by the Company and the Company Board reasonably determines in good faith, after consultation with outside nationally recognized legal counsel (which may be the Company’s current outside legal counsel), that there is a reasonable likelihood that it is necessary to terminate this Agreement and enter into an agreement to effect the transaction that is the subject of the Superior Proposal in order to comply with the fiduciary duties of the Company Board under Applicable Law; provided, however, that the Company may not terminate this Agreement pursuant to this Section 9.01(g) (i) with regard to a Superior Proposal or a transaction that results from a violation of Section 5.02 or with regard to which the Company has failed to fulfill its obligations under Section 5.02, or (ii) unless and until (x) five Business Days have elapsed following delivery to Parent of a written notice of such determination by the Company Board and during such five Business Day period the Company has reasonably cooperated with Parent (including informing Parent of the terms and conditions of such Superior Proposal, the identity of the Person making such Superior Proposal and complying with all other obligations required by Section 5.02(e)) with the intent of enabling the parties to agree to a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby will be at least as favorable to the Company’s shareholders as the transaction that is subject to the Superior Proposal, (y) at the end of such five Business Day period, the Acquisition Proposal continues to constitute a Superior Proposal, and the Company Board continues to reasonably determine in good faith, after consultation with outside nationally recognized legal counsel (which may be the Company’s current outside legal counsel), that there is a reasonable likelihood that it is necessary for the Company to terminate this Agreement and enter into an agreement to effect the Superior Proposal in order for the Company Board to comply with its fiduciary duties under Applicable Law and (z) (A) prior to such termination, Parent has received Expense Reimbursement and the Termination Fee by wire transfer in same day funds and (B) simultaneously or substantially simultaneously with such termination, the Company enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal or the tender offer or exchange offer that constitutes the Superior Proposal is commenced (if it has not already been commenced);

(h) by either Parent or the Company, if (i) all of the conditions set forth in Section 8.01, Section 8.02 and Section 8.03 have been satisfied (other than the conditions set forth in Section 8.01(d), Section 8.01(f), Section 8.02(c) and Section 8.02(e)), (ii) Parent and Merger Subsidiary shall have failed to satisfy the condition set forth in Section 8.01(d) by the calendar day that is immediately prior to the End Date; and (iii) the Company stands ready, willing and able to consummate the Closing for five consecutive Business Days (or such lesser number of days as may be remaining through the date that is immediately prior to the End Date) following the satisfaction of all of the conditions set forth in Section 8.01, Section 8.02 and Section 8.03 (other than the conditions set forth in Section 8.01(d), Section 8.01(f), Section 8.02(c) and Section 8.02(e)). For purposes of this Section 9.01(h) only, the Company shall be deemed to be ready, willing and able to consummate the Closing if it would otherwise be entitled under the terms of this Agreement to deliver the notice contemplated by Section 1.01(b) but for the satisfaction of the conditions set forth in Section 8.01(d), Section 8.01(f), Section 8.02(c) and Section 8.02(e); or

(i) by Parent, if the Company has failed to satisfy all of the conditions set forth in Section 8.02(f) on or before the fourth Business Day prior to the End Date.

The party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give notice of such termination to the other party.

Section 9.02.  Effect of Termination.  If this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto (except for the payment of such fees by Parent or the Company as is provided in Section 10.04(b) or Section 10.14)). For purposes of this Section 9.02, the Financing Parties Related Parties shall be, and shall be deemed to be, third-party beneficiaries under this Agreement.

ARTICLE 10

MISCELLANEOUS

Section 10.01.  Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or electronic mail transmission) and shall be given,

if to Parent or Merger Subsidiary, to:

Metropolitan Health Networks, Inc.
777 Yamato Road
Suite 510
Boca Raton, Florida 33431
Attention: Roberto L. Palenzuela, General Counsel
Facsimile No.: 561.805-8501
Email: rpalenzuela@metcare.com

with a copy to:

Greenberg Traurig, P.A.
333 Avenue of the Americas, Suite 4400
Miami, Florida 33131
Attention: David Wells, Esq.
Facsimile No.: (305) 961-5613
Email: wellsd@gtlaw.com

if to the Company, to:

Continucare Corporation
7200 Corporate Center Drive
Suite 600
Miami, Florida 33126
Attention: Richard C. Pfenniger, Jr.
Facsimile No. (305) 500-2104
E-mail: richard_pfenniger@continucare.com

with copies to:

Akerman Senterfitt
One Southeast Third Avenue, 25th Floor
Miami, Florida 33131
Attention: Teddy Klinghoffer, Esq. and Martin G. Burkett, Esq.
Facsimile No.: 305.374.5095
Email: teddy.klinghoffer@akerman.com and martin.burkett@akerman.com or to such other address, facsimile number or electronic mail address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next Business Day in the place of receipt.

Section 10.02.  Non-Survival of Representations and Warranties.  The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, or except as otherwise provided in Section 9.02, the termination of this Agreement.

Section 10.03.  Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, however, that, after the Company Shareholder Approval there shall be no amendment or waiver that pursuant to Florida Law requires further Company Shareholder Approval, as the case may be, without such further approval.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 10.04.  Expenses; Termination Fee.

(a) Except as set forth in this Section 10.04 and Section 10.14, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

(b) If this Agreement is terminated:

(i) by either party at a time when Parent is entitled to terminate this Agreement in accordance with Section 9.01(b) and if within 12 months after this Agreement is terminated in accordance with Section 9.01(b), the Company enters into a written agreement, arrangement or understanding (including a letter of intent) with respect to an Acquisition Proposal, then the Company shall pay in cash to Parent not later than the date on which such Acquisition Proposal is consummated, the Expense Reimbursement and $9,000,000;

(ii) by the Company in accordance with Section 9.01(c), Parent shall pay in cash to the Company, within ten Business Days after the date on which this Agreement is terminated, the Expense Reimbursement and the Termination Fee;

(iii) by Parent in accordance with Section 9.01(d), the Company shall pay in cash to Parent, within ten Business Days after the date on which this Agreement is terminated, the Expense Reimbursement and the Termination Fee;

(iv) by Parent in accordance with Section 9.01(e), then the Company shall pay in cash to Parent, within ten Business Days after the date on which this Agreement is terminated, the Expense Reimbursement and the Termination Fee;

(v) by the Company or Parent in accordance with Section 9.01(f), then the Company shall pay in cash to Parent, within ten Business Days after the date on which this Agreement is terminated, the Expense Reimbursement and the Termination Fee; or

(vi) by the Company in accordance with Section 9.01(g), then the Company shall pay in cash to Parent the Expense Reimbursement and the Termination Fee as provided in that Section 9.01(g); or

(vii) by the Company or Parent in accordance with Section 9.01(h), then Parent shall pay in cash to the Company, within ten Business Days after the date on which this Agreement is terminated, the Expense Reimbursement and the Termination Fee; or

(viii) by Parent in accordance with Section 9.01(i), then neither the Company nor Parent shall be obligated to pay the Expense Reimbursement or the Termination Fee.

(c) Each party acknowledges that the agreements contained in this Section 10.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other party would not enter into this Agreement. Notwithstanding anything to the contrary in this Agreement, each party acknowledges and agrees on behalf of itself and its Affiliates that the fee contemplated by this Section 10.04 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the other party in the circumstances in which the fee is payable for the efforts and resources expended and opportunity forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary contained herein, the right to receive the amounts upon termination of this Agreement pursuant to this Section 10.04 and Section 10.14 shall be the sole and exclusive remedy of the parties in the event the Agreement is terminated and, upon payment of such fees, the paying party shall not have any further liability or obligation to the other party relating to or arising out of this Agreement or the transactions contemplated hereby.

(d) For the avoidance of doubt, only one fee shall be payable pursuant to this Section 10.04.

Section 10.05.  Disclosure Schedule References.  If and to the extent any information required to be furnished in any Section of a Disclosure Schedule is contained in any other Section of such Disclosure Schedule, such information shall be deemed to be included in all Sections of such Disclosure Schedule in which the information would otherwise be required to be included so long as the relevance of such information to such other Sections is reasonably apparent on its face. Disclosure of any fact or item in any Section of a Disclosure Schedules shall not be considered an admission by the disclosing party that such item or fact (or any non-disclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on the Company or Parent, as the case may be, or that such item or fact will in fact exceed any applicable threshold limitation set forth in the Agreement and shall not be construed as an admission by the disclosing party of any non-compliance with, or violation of, any third party rights (including but not limited to any Intellectual Property rights) or any Applicable Law of any Governmental Authority, such disclosures having been made solely for the purposes of creating exceptions to the representations and warranties made herein or of disclosing any information required to be disclosed under the Agreement.

Section 10.06.  Binding Effect; Benefit; Assignment.

(a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except (i) only from and after the Effective Time, as provided in Section 6.03 and, only from and after the Effective Time, for the rights of the holders of Company Common Stock and Company Stock Options under Article 1 of this Agreement to receive payment therefor and (ii) Section 7.06(e), Section 9.02, Section 10.08(b) and Section 10.09 which are intended to inure to the benefit of the Financing Parties Related Parties, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party; provided, however, that Parent or Merger Subsidiary may pledge and assign its rights hereunder as security in connection with any loans made by any of the Financing Parties.

Section 10.07.  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to the conflicts of law rules of such state.

Section 10.08.  Jurisdiction.  (a) The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Southern District of Florida or, if such court shall not have jurisdiction, any federal or state court sitting in the State of Florida, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Florida, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.01 shall be deemed effective service of process on such party. Notwithstanding the foregoing, if either the Company or Parent is party to a suit that is subject to the provisions of Section 10.08(b), then (i) each of Parent and Merger Subsidiary (if the Company is such party) and (ii) the Company (if Parent and/or Merger Subsidiary is such party), hereby waive the jurisdictional restrictions contained in this Section 10.08(a) and consent to the jurisdiction and forum requirements contained in Section 10.08(b).

(b) Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Parties Related Parties in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under Applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). The parties hereby further agree that New York State or United States Federal courts sitting in the borough of Manhattan, City of New York shall have exclusive jurisdiction over any action brought against any Financing Party under the Commitment Letter in connection with the transactions contemplated under this Agreement and the Commitment Letter.

Section 10.09.  Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT (INCLUDING ANY LEGAL PROCEEDING AGAINST ANY FINANCING PARTIES RELATED PARTIES) ARISING OUT OF THE COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 10.10.  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Delivery of a signed counterpart of a signature page of this Agreement by facsimile or by PDF file (portable document format file) shall be as effective as delivery of a manually signed counterpart of this Agreement. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 10.11.  Entire Agreement.  This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter thereof and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter thereof.

Section 10.12.  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.13.  Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that, prior to the termination of this Agreement, the parties shall be entitled, without posting a bond or similar indemnity, to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court as specified in Section 10.08.

Section 10.14.  Prevailing Parties.  If any Proceeding for the enforcement of this Agreement is brought with respect to or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions hereof, the successful or prevailing party shall be entitled to recover reasonable attorneys’ fees and other costs incurred in that Proceeding, in addition to any other relief to which it may be entitled.

ARTICLE 11

DEFINITIONS

Section 11.01.  Definitions.

As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Acquisition Proposal” shall mean (a) any inquiry, proposal or offer (including any proposal to the Company’s shareholders) from any Person or group relating to (i) any direct or indirect acquisition or purchase of 15% or more of the consolidated assets of the Company and its Subsidiaries or 15% or more of any class of equity securities of the Company or any of its Subsidiaries in a single transaction or a series of related transactions, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person or group becoming the beneficial owner of 15% or more of any class of equity securities of the Company or any of its Subsidiaries or the filing with the SEC of a Schedule TO, a Schedule 13E-3 or a registration statement under the Securities Act in connection therewith, (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries that if consummated would result in any Person or group becoming the beneficial owner of 15% or more of any class of equity securities of the Company or any of its Subsidiaries, or (b) any public announcement by or on behalf of the Company, any of its Subsidiaries or any of their respective Affiliates (or any of their respective Representatives) of a proposal or plan by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives, to do any of the foregoing or any agreement to engage in any of the foregoing, in each case other than the transactions contemplated by this Agreement. Notwithstanding the foregoing, an inquiry, proposal or offer by relating to any portion of the equity interest of Premier Sleep Services, LLC not owned by the Company or its Subsidiaries shall not be deemed to be an Acquisition Proposal.

“Adjustment Amount” means the sum of up to the following amounts paid by the Company or any of its Subsidiaries at any time on or prior to the Effective Time: (i) $4,250,000 to UBS for financial advisory services in connection with transactions contemplated by this Agreement, (ii) $475,000 to Barrington for financial advisory services in connection with transactions contemplated by this Agreement, (iii) $1,500,000 in legal services in connection with the transactions contemplated by this Agreement, (iv) $2,950,000 for an acquisition by the Company or its Subsidiaries permitted under Section 5.01, (v) $575,000 in connection with the purchase of D&O Insurance as required by Section 5.06 and (vi) $50,000 of other fees, costs, reimbursable expenses and other amounts related to the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“AHCA” means the Florida Agency for Health Care Administration.

“Ancillary Agreements” shall mean all agreements (other than this Agreement) entered into by and between the Company, on the one hand, and Parent and/or Merger Subsidiary, on the other hand, in connection with the transactions contemplated hereby.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise herein.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Miami, Florida are authorized or required by Applicable Law to close.

“Closing Cash” means the amount of unrestricted cash and cash equivalents available to the Company and Parent, at the Effective Time, that may be used by Parent to consummate the Merger.

“CMS” means the Centers for Medicare and Medicaid Services, a division of the United States Department of Health and Human Services.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2011 and the footnotes thereto set forth in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2011.

“Company Balance Sheet Date” means March 31, 2011.

“Company Cash” means the amount of unrestricted cash and cash equivalents available to the Company.

“Company Common Stock” means the common stock, $0.0001 par value, of the Company.

“Company Credit Facility” means the Company’s Credit Facility Agreement, dated as of December 18, 2009, among the Company, certain of its Affiliates and Bank of America, N.A.

“Company Data Room” means the documents and information relating to the Company and its Subsidiaries provided to Parent in that certain virtual data room maintained by the Company.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Owned Intellectual Property” means all Intellectual Property owned (or purported to be owned) by the Company or any of its Subsidiaries and includes all Intellectual Property listed in Section 3.19(a) of the Company Disclosure Schedule.

“Compliant” means, with respect to the Required Information, that (i) that such Required Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information, in light of the circumstances under which it was made, not misleading and (ii) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information and (iii) the financial statements and other financial information included in such Required Information are, and remain until the Effective Time, compliant with GAAP and in a form reasonably requested for marketing purposes by the Financing Parties.

“Contract” means any legally binding contract, agreement, obligation, commitment, arrangement, understanding, instrument, lease or license.

“Disclosure Schedule” means the Company Disclosure Schedule and/or the Parent Disclosure Schedule, as applicable.

“Environmental Law” means any Applicable Law relating to (i) the presence, release or control of or exposure to any Hazardous Substance (ii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation of a Hazardous Substance, (iii) human health and safety with respect to exposures to and management of Hazardous Substances, or (iv) pollution or protection of the environment (including air, groundwater, surface water, sediments, soils, land surface and subsurface strata) or natural resources.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Laws and affecting, or relating to, the business of the Company or any of its Subsidiaries as conducted as of the date of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Expense Reimbursement” means with respect to the relevant party, reimbursement for such party’s reasonable out of pocket costs and expenses in connection with due diligence, drafting, negotiating, and seeking financing in connection with the transactions contemplated by this Agreement (which, as to Parent, shall include expenses incurred by Merger Subsidiary), including printing fees, filing fees, and fees and expenses of its legal and financial advisors and other Representatives and all commitment and similar fees and expenses payable to any financing sources related to this Agreement and the transactions contemplated hereby and any relating financings, in an amount not to exceed $1,500,000 in the aggregate.

“Florida Law” means the Florida Business Corporation Act.

“GAAP” means United States generally accepted accounting principles consistently applied.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof.

“Hazardous Substance” means any chemical, substance, waste or material identified, listed, regulated or defined as a “pollutant”, “contaminant”, “toxic,” “radioactive,” “ignitable,” “corrosive,” “reactive,” or “hazardous,” or subject to liability or a requirement for investigation or remediation, under any Environmental Law, including petroleum or any fraction thereof, asbestos and asbestos-containing material, and toxic mold.

“Health Benefit Laws” shall mean all Applicable Law relating to the licensure, certification, qualification or authority to transact business relating to the provision of, payment for, arrangement of, or administration or utilization of health or medical benefits, insurance or provider claims, including ERISA, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, the HIPAA, the Applicable Law governing the Medicare Advantage Program, the Insurance Code of the State of Florida, and other Applicable Law relating to the regulation of workers compensation, managed care organizations, insurance companies, third-party administrators, utilization review agents, certificates of need, utilization review coordination of benefits, hospital reimbursement, Medicare and Medicaid participation, fraud and abuse, patient referrals and provider incentives.

“Health Benefit Plan” means all of the health and medical care benefit plans and products, and all of the prescription drug plans and products, and any evidence of coverage form, summary of benefits form, or other policy forms reflecting the benefits or coverage under such plans, offered, sold, administered or maintained by the Company for the benefit of its Members.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996. HIPAA and any amendments thereto, and all related and other Applicable Law, Orders, and Regulations addressing the privacy, security, and transmission of health information with regard to the operations and services provided by Company and its Subsidiaries and with regard to any and all health plans maintained for the benefit of the their employees.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means all intellectual property and other proprietary rights, in any jurisdiction, whether registered or not, including, rights in and to (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations, and applications to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) inventions and discoveries, whether patentable or not, patents, applications for patents (including, without limitation, divisions, continuations, continuations in part, reexaminations and any counterparts claiming priority therefrom), and any renewals, extensions, or reissues thereof; (iii) trade secrets, business, technical and know-how information, non-public information and confidential information (collectively, “Trade Secrets”); (iv) writings and other works of authorship including software, whether copyrightable or not, and any and all copyright rights, whether registered or not and registrations or applications for registration of copyrights, and any renewals or extensions thereof; (v) database rights, design rights, and privacy rights and (vi) tangible embodiments.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment and associated documentation used by, and related services provided to, the Company or its Subsidiaries, including as owned, licensed, leased or otherwise used by the Company or its Subsidiaries.

“Knowledge” of a party means the actual knowledge of such party’s executive officers after making due and diligent inquiry.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance, including rights of first refusal, options to purchase, purchase agreements and Contracts for deed or installment sale agreements.

“made available” means with respect to any material provided by the Company shall mean a copy of such material has been (a) filed as an exhibit to the Company SEC Reports without any redacted information, (b) posted to the Company Data Room prior to the execution of this Agreement or (c) provided or delivered to any Representative or executive officer of Parent prior to the execution of this Agreement.

“Material Adverse Effect” means with respect to any Person, any change, effect, development or event that, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities, or results of operations of such Person and its Subsidiaries, taken as a whole or (ii) would prevent or materially impair the ability of such Person to consummate the transactions contemplated by this Agreement; provided, however, that no change, effect, development or event (by itself or when aggregated or taken together with any and all other changes, effects, developments or events) to the extent resulting from, arising out of, or attributable to, any of the following shall be deemed to constitute or be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur: (A) any changes, effects, developments or events in the economy or the financial, credit or securities markets in general (including changes in interest or exchange rates), (B) any changes, effects, developments or events in the industries in which such Person and its Subsidiaries operate, (C) any changes, effects, developments or events resulting from the announcement or pendency of the transactions contemplated by this Agreement, the identity of Parent or the performance or compliance with the terms of this Agreement (including, in each case (i) any actions, challenges, or investigations relating to this Agreement or the transactions contemplated hereby made or brought by any current or former shareholders of Parent or the Company and (ii) any loss of customers, suppliers or employees or any disruption in business relationships resulting therefrom, but excluding the effects of compliance with Section 5.01), (D) any changes, effects, developments or events resulting from the failure of such Person to meet internal forecasts, budgets or financial projections or fluctuations in the trading price or volume of such Person’s common stock (but not, in each case, the underlying cause of such failure or fluctuations, unless such underlying cause would otherwise be excepted from this definition), (E) acts of God, natural disasters, calamities, national or international political or social conditions, including the engagement by any country in hostility (whether commenced before, on or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war), or the occurrence of a military or terrorist attack, or (F) any adoption, implementation, promulgation, repeal, change or proposal in Applicable Law or GAAP (or any interpretation thereof), except to the extent such changes, effects, developments or events resulting from or arising out of the matters described in clauses (A), (B) and (F) disproportionately affect such Person and its Subsidiaries as compared to other companies operating in the industries in which such Person and its Subsidiaries operate, taken as a whole.

“Material Company Lease” means any lease, sublease or license of Material Company Leased Real Property for the payment by the Company or any Company Subsidiary of aggregate annual rental payments of $250,000 or more.

“Material Company Leased Real Property” means all real property leased, subleased, licensed, or otherwise occupied by the Company or its Subsidiaries pursuant to a Material Company Lease.

“Material Company Real Property” means the Material Company Leased Real Property and the Company Owned Real Property.

“Medicaid” means Title XIX of the Social Security Act, as amended, or any successor law, and all regulations issued pursuant thereto and any successor law, and the laws of the State of Florida and any other States in which the Company does business passed or promulgated in connection with programs administered under Title XIX of the Social Security Act.

“Medicare” means Title XVIII of the Social Security Act, as amended, or any successor law and all regulations issued pursuant thereto and any successor law.

“Multiemployer Plan” means any “multiemployer plan,” as defined in Section 3(37) of ERISA.

“NYSE” means the New York Stock Exchange.

“NYSE Amex” means the NYSE Amex.

“OIR” means the Office of Insurance Regulation of the State of Florida.

“Order” means any claim, judgment, decree, injunction, rule or order of any court, arbitrator having jurisdiction over such matter or Governmental Authority.

“Organizational Documents” means (i) with respect to any entity that is a corporation, such corporation’s certificate or articles of incorporation and bylaws, (ii) with respect to any entity that is a limited liability company, such limited liability company’s certificate or articles of formation and operating agreement, and (iii) with respect to any other entity, such entity’s organizational or charter documents.

“Parent Balance Sheet” means the consolidated balance sheet of Parent and its Subsidiaries as of March 31, 2011 and the footnotes thereto set forth in Parent’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2011.

“Parent Common Stock” means the common stock, $0.001 par value, of Parent.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Parent Owned Intellectual Property” means all Intellectual Property owned (or purported to be owned) by Parent or any of its Subsidiaries.

“Parent Stock Option” means the option to purchase a share of Parent Common Stock.

“Permitted Liens” means any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet due and delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens or security interests arising or incurred in the ordinary course of business that are not yet due or being contested in good faith; (iii) Liens to secure obligations to landlords, lessors or renters under leases or rental agreements or underlying leased property arising in the ordinary course of business; (iv) Liens imposed by Applicable Law (other than as a result of a failure to comply therewith); (v) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade Contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) Liens (other than mortgage liens) that do not materially detract from the value or materially interfere with the present use of the property or asset subject thereto or affected thereby; (viii) with respect to the Company, Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Documents filed prior to the date of this Agreement; and (ix) with respect to Parent, Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of Parent included in the Parent SEC Documents filed prior to the date of this Agreement.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Proceeding” means any action, claim, charge, audit, lawsuit, demand, suit, hearing, litigation, proceeding, arbitration, appeal, judicial review or other dispute (in each of foregoing cases, whether civil, criminal or administrative) commenced, brought or conducted by any Person or Governmental Authority.

“Regulation” means any guideline or criterion which is administered or enforced by a Governmental Authority relevant to or under any Applicable Law or Order.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Stock Plan” means the Company’s Amended and Restated 2000 Stock Incentive Plan.

“Subsidiary” means (i) with respect to any Person (including the Company), any entity, the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other entity, of which securities or other ownership interests representing at least fifty percent of the equity or at least fifty percent of the ordinary voting power (or, in the case of a partnership, more than fifty percent of the general partnership interests) are directly or indirectly owned by such Person and (ii) with respect to the Company (in addition to clause (i)) each of the entities listed on Section 3.06(a) of the Company Disclosure Schedule.

“Superior Proposal” means any bona fide, written Acquisition Proposal, not solicited or initiated in violation of Section 5.02, for at least a majority of the outstanding shares of Company Common Stock or all or substantially all of the assets of the Company and its Subsidiaries on terms that the Company Board determines in good faith, after consultation with a nationally recognized financial advisor and outside nationally recognized legal counsel (which may be the Company’s current outside legal counsel) and taking into account all the terms and conditions of the Acquisition Proposal would result in a transaction (i) that if consummated, is more favorable to the Company’s shareholders from a financial point of view than the Merger or, if applicable, any binding proposal by Parent to amend the terms of this Agreement taking into account all the terms and conditions of this Agreement and such binding proposal (including the expected timing and likelihood of consummation) and taking into account any governmental and other approval requirements, (ii) that is reasonably capable of being completed on the terms proposed, taking into account the identity of the person making the proposal, any approval requirements and all other financial, legal and other aspects of such proposal and (iii) for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Company Board.

“Termination Fee” means a fee in the amount of $12,000,000.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“WARN Act” means the U.S. Worker Adjustment and Retraining Notification Act and any state or local equivalent.

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Agreement	Preamble
Alternative Financing	Section 7.06(a)
Anti-Takeover Statutes	Section 3.22(a)
Antitrust Filings	Section 7.02(b)
Articles of Merger	Section 1.01(c)

Term	Section

Audit Reports	Section 3.15
Barrington	Section 3.23
Cash Consideration	Section 1.02(a)
Cash Report	Section 5.09
Certificate	Section 1.02(a)
Closing	Section 1.01(b)
Closing Date	Section 1.01(b)
COBRA	Section 3.18(g)
Commitment Letter	Section 4.16
Company	Preamble
Company Adverse Recommendation Change	Section 5.02(a)(i)
Company Board	Section 1.05(a)
Company Board Recommendation	Section 3.02(c)
Company Closing Cash Satisfaction Certificate	Section 8.02(f)
Company Material Contract	Section 3.16(a)
Company Payment Event	Section 10.04(b)
Company Permit	Section 3.13(b)
Company Preferred Stock	Section 3.05(a)
Company Revolver Indebtedness	Section 7.06(e)
Company SEC Documents	Section 3.07(a)
Company Securities	Section 3.05(b)
Company Shareholder Approval	Section 3.02(a)
Company Shareholder Meeting	Section 7.01(a)
Company Stock Option	Section 1.05(b)
Company Subsidiary Securities	Section 3.06(b)
Company Termination Fee	Section 10.04(b)
Confidentiality Agreement	Section 5.03(b)
Credit Facility Termination	Section 7.06(e)
D&O Insurance	Section 5.06
Dissenting Shares	Section 1.04
Effective Time	Section 1.01(c)
Employee	Section 3.18(k)
Employee Plans	Section 3.18(a)
End Date	Section 9.01(b)
Exchange Agent	Section 1.03(a)
Exchange Fund	Section 1.03(a)
Financing	Section 4.16
Financing Parties	Section 7.06(a)
Financing Parties Related Parties	Section 7.06(e)
Form S-4	Section 7.01(a)
Governmental Contracts	Section 3.13(d)
Improvements	Section 3.20(d)
Indemnified Person	Section 6.03(a)
internal controls	Section 3.07(g)

Term	Section

Merger	Section 1.01(a)
Merger Consideration	Section 1.02(a)
Merger Subsidiary	Preamble
Option Consideration	Section 1.05(b)
Order	Section 3.12
Owned Real Property	Section 3.20(a)
Parent	Preamble
Parent Board	Section 4.02(c)
Parent Capital Stock	Section 4.05(a)
Parent Employee Plans	Section 4.14(a)
Parent Material Contract	Section 4.12
Parent Permits	Section 4.11
Parent Preferred Stock	Section 4.05(a)
Parent SEC Documents	Section 4.07(a)
Parent Share Issuance	Section 4.02(c)
Payoff Amount	Section 7.06(e)
Payoff Letter	Section 7.06(e)
Provider	Section 3.14(a)
Proxy Statement	Section 7.01(a)
Real Property	Section 3.20(b)
Regulatory Filings	Section 3.15
Replaced Employee	Section 5.01(m)
Representatives	Section 5.02(a)(i)
Required Governmental Authorizations	Section 3.03
Required Information	Section 7.06(a)
Stock Consideration	Section 1.01(a)
Superior Proposal	Section 5.02(e)
Surviving Corporation	Section 1.01(a)
Tax Return	Section 3.17(l)
Taxes	Section 3.17(k)
Taxing Authority	Section 3.17(k)
Title Companies	Section 5.05
Titled Property	Section 5.05
Treasury Regulations	Section 3.17(m)
UBS	Section 3.23
Uncertificated Share	Section 1.02(a)
Voting Agreement	Recitals

Section 11.02.  Other Definitional and Interpretative Provisions.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Except as the context may otherwise require, references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. Any dollar threshold set further herein shall not be used as a benchmark for determination of what is “material” or a “Material Adverse Effect” or any phrase of similar import under the Agreement. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. The terms “material,” “materiality,” or other similar qualifiers when used with respect to (i) the Company or any of its Subsidiaries shall refer to the Company and its Subsidiaries, taken as a whole and (ii) Parent or any of its Subsidiaries shall refer to Parent and its Subsidiaries, taken as a whole. The parties agree that the terms and language of this Agreement were the result of negotiations between the parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

PARENT:

METROPOLITAN HEALTH NETWORKS, INC.

By:	/s/ MICHAEL M. EARLEY
Name:     Michael M. Earley

Title:	CEO

MERGER SUBSIDIARY:

CAB MERGER SUB, INC.

By:	/s/ ROBERT SABO
Name:     Robert Sabo

Title:	Treasurer

COMPANY:

CONTINUCARE CORPORATION

By:	/s/ RICHARD C. PFENNIGER, JR.
Name:     Richard C. Pfenniger, Jr.

Title:	CEO